82-4345

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

October 15, 2002

Division of Corporation Finance,
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

02055503

02 OCT 21 AM 9:52

Re: The Siam Commercial Bank Public Company Limited
Information Furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

SUPPL

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to made public and file with the SET:

1. Documents filed or required to made public and file with the SET translated into English
2. Audited Financial Statements
   - The Bank's Financial Statements for Half year ended June 30, 2002

Information furnished to shareholders:

3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,

(Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning & Information Dept.

10/28

File No. 82-4345

02 OCT 21

1. Documents filed or required to made public and file with the SET translated into English.
   - List of Information furnished to made public and file with the SET distributed since July 6, 2002.

Document No.	Date Published, or distributed	Document
1	July 18, 2002	SCB sold common shares in Nawarat Patanakarn PCL.
2	July 19, 2002	The Siam Commercial Bank PCL announces the unaudited results of operation for the second quarter of 2002.
3	July 22, 2002	Notification as to the result of Conversion of Subordinated Convertible Debenture.
4	August 5, 2002	Result of ECD Conversion.
5	August 21, 2002	Summary of Liabilities and Asset as at July 2002.
6	August 27, 2002	Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL. (SCB-W)
7	August 29, 2002	The Siam Commercial Bank PCL announced the results of operation for the second quarter of 2002 after audit by the independent auditor.
8	September 5, 2002	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares.
9	September 5, 2002	Result of ECD conversion
10	September 13, 2002	SCB changes investment in Pattanadhorn Co., Ltd.

— List of Information furnished to made public and file with the SET distributed since July 6, 2002. (Continued)

Document No.	Date Published, or distributed	Document
11	September 20, 2002	Summary of Liabilities and Asset as at August 2002.
12	September 26, 2002	Result of warrant exercise for preferred shares.
13	October 3, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares.
14	October 4, 2002	Result of ECD conversion.

(Translation)

July 18, 2002

SCB sold common shares in Nawarat Patanakarn PCL.

Transaction Date	17 July 2002
Involved Parties	Seller – Siam Commercial Bank PCL.
	Buyer – Mr. Mana Karnasuta or other party assigned by Mr. Mana Karnasuta
Relation between Parties	No relationship
Transaction Asset	Ordinary shares of Nawarat Patanakarn PCL.
Objective :	To decrease SCB's investment proportion in Nawarat Patanakarn PCL. in order to comply with the Bank of Thailand's regulation in relation to the limitation in investment proportion.
Type of Business	Property development
Registered Capital	3,812,500,000.00 Baht divided into 381,250,000 ordinary shares
Paid-up Capital	1,812,500,000.00 Baht divided into 181,250,000 ordinary shares
Par Value	10.00 Baht per share
Amount of Shares Sold	63,437,500 shares
Value of Transaction	44,502,459.00 Baht
Percentage of Shares	35% of paid-up capit

Payment Methods and Conditionnal

Date	Amount of Shares (to be delivered)	Value of Transaction (to be received)	Percentage
17 Jul. 02 (agreement signed)	18,200,000	21,500,000.00	10.04
Within 31 Dec. 04	9,897,928	7,313,507.00*	5.46
Within 31 Dec. 04	21,805,807	8,060,000.00**	12.03
Within 31 Dec. 04	13,533,765	7,628,952.00	7.47
Total	63,437,500	44,502,459.00	35.00

Remarks :

* If the Buyer completely complies the agreement, SCB will transfer the shares to the Buyer with no cost.

** If the Buyer completely complies the agreement and the Company's book value as of 30 September 2004 be Baht 1.90 per share, SCB will transfer the aforesaid ordinary shares to the buyer with no cost.

Size of Transaction : <u>0.65%</u> of SCB's net assets value, hence it does not come under SET rule on acquisition and disposal of assets or SET rule on connected transaction.

(Translation)
July 19, 2002

PRESS RELEASE

The Siam Commercial Bank PCL announces the unaudited results of operation for the second quarter of 2002

Summary of significant operating results

The Siam Commercial Bank PCL announces the preliminary results of operation for the second quarter of 2002. Net profit before loan loss provision was Baht 2,875 million, a decrease from Baht 3,426 million in the previous quarter but up from Baht 2,244 million a year earlier. For the first half of 2002, net profit before loan loss provision was Baht 6,301 million compared to Baht 4,640 million a year earlier.
The Bank continued its prudent policy on asset quality management and Baht 2,512 million additional loan loss provision was recorded in this quarter. Net profit after loan loss provision was Baht 363 million in this quarter compared with Baht 327 million in the previous quarter and Baht 546 million a year earlier.

Significant items are as follows.

1. Net interest and dividend income
Net interest and dividend income was Baht 4,345 million, up from Baht 4,138 million in the previous quarter and Baht 3,974 million a year earlier. Net interest margin was 2.40% in this quarter, slightly improved from 2.36% in the previous quarter. The increase resulted mainly from declines in lending rates and deposit rates in December 2001 and February 2002 and better loan to deposit ratio.
2. Non-interest income
Non-interest income totalled Baht 2,172 million, up Baht 614 million from Baht 1,558 million in the second quarter of 2001. The increase is attributed to the following reasons

- Gains on investment increased by Baht 366 million thanks to selling of securities investment, while loss from investment was recorded in the second quarter of last year due to provision for diminution in value of certain investment.
- Exchange gain increased by Baht 323 million

Meanwhile, income from subsidiary and associated companies dropped by Baht 102 million as a result of loan loss provisions of some subsidiaries despite consistent profitability of most companies.
Compared with the first quarter, non-interest income decreased by Baht 293 million mainly due to Baht 332 million lower securities sales. Operating income including fee income, foreign exchange gains, and other income, however, increased from Baht 1,826 million in the previous quarter to Baht 1,857 million in this quarter.
3. Non-interest expenses
Total non-interest expenses were Baht 3,311 million, up 4.2% and 0.7% from Baht 3,177 million in the previous quarter and Baht 3,289 million a year earlier. Cost to operating income ratio in this quarter was still under control at 53.4%, comparable to 53.3 % in the previous quarter and down from 60% a year earlier.
Provision for diminution in value of foreclosed properties worth Baht 330 million was booked in this quarter.
4. Loan loss provision
According to the Bank's prudent policy on asset quality management, in this quarter the Bank made additional loan loss provision of Baht 2,512 million through strict review of loan classification and extra reserves. The continuous prudent policy resulted in increasing loan loss coverage ratio from 12.5% at the end of the previous quarter to 13.0% at the end of this quarter.

Balance sheet as at June 30, 2002.

Bank of Thailand announcement dated February 18, 2002 on "Worthless or irrecoverable assets or assets with doubtful value of recoverability" no longer requires the write off of loan loss provision of fully reserved doubtful accounts. As a consequence, the Bank wrote back in the first quarter of 2002 Baht 35,112 million worth of loans which had been written off with loan loss provision. Loans and loan loss provision increased accordingly by Baht 35,112 million during the first quarter. (Details of loans and provision before and after the BOT's announcement in 2001 and the first half of 2002 are attached).

After the adjustment, total loans outstanding before allowance for doubtful accounts as of June 30, 2002 were Baht 483,595 million. Allowance for doubtful accounts was Baht 62,623 million. Net loans and accrued interest after loan loss reserve were Baht 423,378 million, a decline of Baht 11,604 million or 2.7% from the end of last year. This is mainly due to additional loan loss provision of Baht 5,611 million in the first half of 2002 and transfer of Baht 3,510 million in loans (book value) to The Thai Asset Management Corporation in the first quarter of 2002. Compared with previous quarter, net loans and accrued interest increased by Baht 945 million.

Total deposits stood at Baht 601,043 million, an increase of Baht 53 million from the end of last year. Compared with the first quarter, deposits declined by Baht 6,803 million or 1.1%. Loan to deposit ratio therefore improved from 79.0% in the previous quarter to 80.5% in this quarter.

Shareholders' equity stood at Baht 65,268 million. Total capital funds (tier 1 and tier 2) were Baht 75,968 million or approximately 16.4% of total risk assets, of which 10.5% was tier 1 capital.

Non-performing Loans
Non-performing Loans (NPLs) including interbank and money market items as at June 30, 2002 stood at Baht 82,821 million, or 18.2 % of total loans, a decrease from Baht 87,518 million (18.8% of total loans) at the end of first quarter as a result of intense debt restructuring.
The Siam Commercial Bank PCL

July 19, 2002

Attachment
Bank of Thailand announcement dated February 18, 2002 on "Worthless or irrecoverable assets or assets with doubtful value of recoverability" no longer requires the write off of loan loss provision of fully reserved doubtful accounts. The loans and provision before and after the BOT's announcement in each quarter of 2001 and 2002 are as follows:

Unit: Million Baht

	Before adjustment		After adjustment	
	Loan	Provision	Loan	Provision
1Q01	481,755	24,146	517,119	59,510
2Q01	472,162	24,105	508,985	60,928
3Q01	467,750	22,408	507,226	61,884
4Q01	456,267	23,535	491,379	58,647
1Q02	445,029	25,017	480,141	60,129
2Q02	448,486	27,511	483,598	62,623

Attachment:
1. Summary of Liabilities and Assets
2. Statements of Income

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEET

	30 June 2002 (Unaudited)	31 December 2001 (Audited)
		(Baht : '000)
ASSETS		
Cash	9,033,492	11,245,478
Interbank and money market items	84,497,322	74,010,238
Securities purchased under resale agreements	30,547,000	28,480,000
Investments in securities, net	129,707,142	124,807,004
(2002 : with obligations Baht 15,756,540,000)		
(2001 : with obligations Baht 17,994,290,000)		
Loans	483,595,254	456,267,174
Accrued interest receivables	2,405,384	2,249,517
Less allowance for doubtful accounts and revaluation allowance for debt restructuring	(62,622,957)	(23,534,994)
Net loans and Accrued Interest Receivables	423,377,681	434,981,697
Properties foreclosed, net	11,511,266	11,404,793
Customers' liabilities under acceptances	585,151	475,867
Premises and equipment, net	19,406,333	19,783,892
Other assets	12,006,457	10,201,607
Total assets	**720,671,844**	**715,390,576**
Customers' liabilities under unmatured bills	2,808,702	3,258,953
Total	**723,480,546**	**718,649,529**
LIABILITIES		
Deposits	601,043,286	600,990,231
Interbank and money market items	13,926,394	11,394,640
Liabilities payable on demand	2,887,255	3,583,585
Securities sold under repurchase agreements	10,000	-
Borrowings	25,165,842	25,521,939
Bank's liabilities under acceptances	585,151	475,867
Other liabilities	11,787,086	11,483,056
Total liabilities	**655,405,014**	**653,449,318**
SHAREHOLDERS' EQUITY		
Issued and paid-up share capital		
(Authorized share capital Baht 70,000,000,000)	31,311,547	31,311,547
Reserve and appropriated retained earnings	24,815,816	21,527,125
Other reserves and profit and loss account	9,139,467	9,102,586
Total shareholders' equity	**65,266,830**	**61,941,258**
Total liabilities and shareholders' equity	**720,671,844**	**715,390,576**
Bank's liabilities under unmatured bills	2,808,702	3,258,953
Total	**723,480,546**	**718,649,529**

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

BALANCE SHEET (Continued)

(Baht : '000)

	30 June 2002 (Unaudited)	31 December 2001 (Audited)
Non-Performing Loans		
(2002:18.19 percents of total loans before allowance for doubtful accounts)	82,820,721	
(2001:18.50 percents of total loans before allowance for doubtful accounts)		84,928,244
Loans to related parties	11,347,873	11,991,889
Loans to related asset management companies	Nil	Nil
Loans to related parties due to debt restructuring	13,467,839	12,890,161
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil	Nil
Legal capital fund	75,968,610	77,922,807
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act, section	Nil	Nil
International Banking Facility's assets and liabilities		
Total assets	7,364,433	8,863,862
Total liabilities	37,802	61,354
Significant contingent liabilities		
Avals to bills and guarantees of loans	3,613,811	4,821,149
Letters of credit	8,368,346	8,730,173

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

STATEMENT OF INCOME

FOR THE QUARTER AND THE SIX-MONTH PERIOD ENDED JUNE 30,

"UNAUDITED"

(Baht : '000)

		THE SECOND QUARTER		THE SIX-MONTH PERIOD	
		2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME					
Loans		5,839,103	6,042,864	11,657,645	12,503,553
Interbank and money market items		539,288	798,285	1,079,550	1,707,536
Investments		1,186,829	1,329,990	2,426,774	2,722,901
Total Interest and Dividend Income		7,565,220	8,171,139	15,163,969	16,933,990
INTEREST EXPENSES					
Deposits		2,815,340	3,636,943	5,849,798	7,693,935
Interbank and money market items		84,044	204,374	171,406	497,814
Long-term borrowings		321,139	355,601	659,650	704,300
Total Interest Expenses		3,220,523	4,196,918	6,680,854	8,896,049
Net Interest and Dividend Income		4,344,697	3,974,221	8,483,115	8,037,941
NON-INTEREST INCOME					
Gain (loss) on investments		216,709	(149,034)	765,776	(177,471)
Income from equity interest in subsidiaries and/or associated companies		98,618	200,218	187,908	420,725
Fees and service income					
Acceptances, aval and guarantees		147,752	172,066	317,072	362,899
Others		1,148,563	1,092,655	2,405,479	2,090,798
Gain on exchanges		542,561	219,110	927,849	285,856
Other income		17,729	23,038	23,673	94,759
Total Non-Interest Income		2,171,932	1,558,053	4,627,757	3,077,566
NON-INTEREST EXPENSES					
Personnel expenses		1,017,904	1,018,697	2,045,284	2,008,583
Premises and equipment expenses		787,150	791,173	1,513,961	1,594,359
Taxes and duties		354,546	325,951	608,617	612,676
Fees and service expenses		170,438	136,766	363,186	280,505
Directors' remuneration		9,575	7,281	18,696	14,617
Contributions to the Financial Institutions Development Fund		612,708	602,759	1,225,416	1,205,517
Loss from diminution in value of property foreclosed		330,000	-	330,000	-
Other expenses		359,206	406,004	704,427	759,322
Total Non-Interest Expenses		3,641,527	3,288,631	6,809,587	6,475,579
INCOME BEFORE BAD DEBT AND DOUBTFUL ACCOUNTS		**2,875,102**	**2,243,643**	**6,301,285**	**4,639,928**
BAD DEBT AND DOUBTFUL ACCOUNTS		2,511,652	1,698,051	5,610,782	3,535,810
NET INCOME		**363,450**	**545,592**	**690,503**	**1,104,118**
BASIC EARNINGS PER SHARE	BAHT	0.37	0.69	0.75	1.44
NUMBER OF SHARES FOR CALCULATING EARNINGS PER SHARE	SHARES	971,867,305	786,142,581	925,772,322	764,416,838
DILUTED EARNING PER SHARE	BAHT	0.12	0.17	0.22	0.35
NUMBER OF SHARES FOR CALCULATING EARNINGS PER SHARE	SHARES	3,131,154,715	3,130,927,604	3,131,154,715	3,130,708,732

(Translation)

No. Tor Thor. 14-450529 22 July, 2002

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of July 16,2002)

	Description
1.	Sold subordinated convertible debentures in first placement
	Converted debentures
	Debentures requested conversion
	Outstanding unconverted debentures
2.	Common stocks accommodated conversion
	Converted - common stocks
	Requested - conversion - common - stocks
	Outstanding common stocks for conversion
3.	Debenture-converted-common stocks in this exercise held by
	Foreign investors -
	Debenture-converted-common stocks in this exercise held by
	Thai investors

Respectfully yours,
The Siam Commercial Bank Public Company Limited
Registrar 1 Team
Capital Market Department
Tel : 544 - 3943- 48

(Translation)

Date : August 5, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights t o convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of July 2002.

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets[1/]

As of July 31, 2002

(TRANSLATION)

C.B.1.1

Assets	Baht	Liabilities	Baht
Cash	9,375,810,210.31	Deposits	600,116,086,048.48
Interbank and money market items	93,773,449,271.14	Interbank and money market items	14,330,480,680.06
Securities purchased under resale agreements	27,900,000,000.00	Liabilities payable on demand	3,341,519,662.62
Investments in securities, net	124,749,294,711.12	Securities sold under repurchase agreements	-
(with obligations Baht 15,756,390,000.00)		Borrowings	25,218,915,215.01
Credit advances (net of allowance for doubtful accounts)	417,783,828,700.04	Bank's liabilities under acceptances	640,769,469.67
Accrued interest receivables	2,337,891,223.38	Other liabilities	10,699,721,699.74
Properties foreclosed	11,583,399,259.52	**Total Liabilities**	654,347,492,775.58
Customers' liabilities under acceptances	640,769,469.67	**Shareholders' Equity**	
Premises and equipment, net	19,403,629,015.68	Paid-up share capital	
Other assets	12,104,626,210.60	(registered share capital Baht 70,000,000,000.00)	31,318,613,810.00
		Reserves and net profit after appropriation	24,325,059,238.29
		Other reserves and profit and loss account	9,661,532,247.59
		Total Shareholders' Equity	65,305,205,295.88
Total Assets	719,652,698,071.46	**Total Liabilities and Shareholders' Equity**	719,652,698,071.46
Customers' liabilities under unmatured bills	2,791,005,061.78	Bank's liabilities under unmatured bills	2,791,005,061.78
Total	722,443,703,133.24	**Total**	722,443,703,133.24

	Baht
Non-Performing Loans	83,831,497,000.00
(18.38 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	10,111,846,485.87
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	14,955,663,435.40
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	75,953,878,730.52
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's asstes and liabilites	
Total assets	7,190,824,714.90
Total liabilities	38,450,954.18
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,193,939,747.23
Letters of credit	7,549,921,809.87

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  : Premium on preferred share and ordinary share
  : Appropriated and unappropriated retained earnings as at the end of the year 2001
  : Legal reserve and other reserve
  : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  : Unrealized increment per land and premises appraisal
  : Currency translation adjustment
  : Profit of the current year

B) Loans to related parties were mainly loans to the top managements and the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

(Translation)

BSS 450083 August 27, 2002

President,
The Stock Exchange of Thailand

Re: Change in the exercise date of warrants to purchase preferred shares of Siam Commercial Bank PCL (SCB-W)

Dear Sir,

Reference is made to Siam Commercial Bank PCL's warrants to purchase preferred shares (SCB-W) issued to subscribers of the Bank's ordinary shares during December 18-24, 1997 and eligible investors as stipulated by the SEC. The warrants which are traded on the Stock Exchange, have the following features:

Amount issued	: 115,000,883 units
Term	: 5 years (June 22, 1999 - June 22, 2004)
Exercise ratio	: 1 unit of warrant is entitled to purchase 1 preferred share
Exercise price	: Baht 38.70 per share
Exercise date	: Every 3 months on March 22 June 22 September 22 and December 22

Since September 22, 2002 is a bank holiday, the exercise date will be changed as follows:

Notice of exercise period	: September 8-21, 2002
Exercise date	: September 23, 2002
Place	: Siam Commercial Bank PCL's head office and all branches
Exercise procedure	: 1. Holders of warrants must file notice of exercise with the Bank at the Bank's head office or any branch during 08.30 a.m. - 15.30 p.m. 2. Form of exercise notice is obtainable at the Bank's head office and all branches. 3. The following documents must be delivered for the exercise (1) Notice of exercise to purchase preferred shares which are correctly and completely filled in (2) Warrant certificates in the amount specified in the notice of exercise (3) Payment equivalent to the amount specified in the notice of exercise paid by cash, cheque, or bank's cheque, crossed and payable to "Account for Warrants of Siam Commercial Bank PCL". The cheque must be dated on the same day of the exercise rights and can be collectible from the same clearing area of the branch over where the warrant holder exercises his right. The exercise rights to purchase preferred share will be valid only when the amount specified in the cheque has been received by the Bank.
Warrants in scripless system	: Holders of warrants in scriptless system have to complete an application form for the issuance of warrant certificate and file such application with the securities company which acts as their securities broker in order for such broker to inform the Thailand Securities Depository Company Limited to issue the warrant certificates to the holders.
Warrant exercise by non-Thai persons	: Non -Thai persons may exercise the whole or part of their warrant holdings provided that on the exercise date such exercise does not cause a breach of the Bank's Articles or any other applicable laws concerning foreign ownership of the Bank. The Bank reserves the right not to issue preferred shares to non-Thai persons who exercise the warrants provided that such exercise causes a breach of the aforementioned Bank's Articles and applicable laws and the Bank has no obligation to indemnify these persons

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr. Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Division

PRESS RELEASE

The Siam Commercial Bank PCL announces the results of operation for the first-half ended June 30, 2002 after audit by the independent auditor.

Bank-only Financial Statements

1. Summary of the significant operating results

Operating results after audit by the independent auditor remained the same as the preliminary results released on July 19, 2002.

On the bank-only basis, the Bank has a net profit of Baht 690 million in the first half of 2002, compared with Baht 1,104 million in the same period of last year. Net profit for the second quarter was Baht 363 million, compared with Baht 546 million. The decrease in net profit was attributed to the increase in loan loss provision set in first half of 2002 amounting to Baht 5,611 million, compared with Baht 3,536 million in the same period of last year. Net profit before loan loss provision in the first half of 2002 was recorded at Baht 6,301 million, an increase of Baht 1,661 million from the same period last year. The improvement was attributed to the increase in non-interest income of Baht 1,550 million, or 50.4% from the same period of last year. The increase was mainly from the improvement of gain from investment, other fee&service income and gain on exchanges.

2. Balance Sheet as at June 30, 2002

Total loans outstanding were Baht 483,595 million and allowance for doubtful accounts was Baht 62,623 million. Net loans including accrued interest receivables after allowance for doubtful accounts were Baht 423,378 million, a decrease of Baht 11,604 million from the end of last year.

Total deposits stood at Baht 601,043 million, an increase of Baht 53 million from the end of last year.

Shareholders' equity stood at Baht 65,267 million, equivalent to book value of Baht 20.84 per share, increased from Baht 19.78 per share as at the end of last year. Total capital funds were Baht 75,986 million or 16.3% of total risk assets, of which 10.4% was Tier 1 capital.

3. Non-Performing Loans and Problem Classified Loans

The Bank had Non-Performing Loan (NPLs) including Interbank and Money Market Items as at June 30, 2002 of Baht 82,821 million, or 18.2% of total loan, decreased from Baht 87,518 million (18.8% of total loan) as at March 30, 2002.

Problem Classified Loans (Substandard and lower) including unpaid accrued interest and related claims as at June 30, 2002 were Baht 127,117 million, or 26%, slightly decreased from Baht 131,930 million, or 27.1% at the end of first quarter.

Consolidated Financial Statements as at June 30, 2002

On a consolidated basis, the Bank posted a net profit of Baht 690 million in the first half of 2002, Baht 363 million for the second quarter. Income and expenses showed the same trends as in the bank-only results. Non-interest income increased from Baht 3,740 million in the first half of 2001 to Baht 5,500 million in first half of this year.

Total consolidated assets of the Bank and its subsidiaries as at June 30, 2002 were Baht 728,893 million, compared with Baht 723,081 million at the end of last year. Consolidated liabilities were Baht 662,705 Baht, compared with Baht 660,205 million at the end of last year. Total shareholders' equity stood at Baht 65,267 million.

The Siam Commercial Bank PCL
29 August 2002

Attachment

Table 1 : Trend of loan portfolio by aging
Table 2 : Classified loans and allowance for doubtful accounts based on Bank of Thailand's regulation

SIAM COMMERCIAL BANK PCL : Trend of Loan Portfolio by Aging

Unit : Million Baht

Total Portfolio Aging Profile													
As of	Total	Normal		1.0-2.9 months		3.0-5.9 months		6.0-11.9 months		+12.0 months		>=3.0 months	
		Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Dec-99	495,206.7	365,326.6	73.8%	16,218.3	3.3%	11,233.1	2.3%	21,679.9	4.4%	80,748.8	16.3%	113,661.8	22.95%
Mar-00	490,686.1	365,624.3	74.5%	14,973.3	3.1%	10,705.2	2.2%	20,301.0	4.1%	79,082.3	16.1%	110,088.5	22.44%
Jun-00	481,615.3	365,428.0	75.9%	14,886.7	3.1%	6,311.2	1.3%	12,947.7	2.7%	82,041.7	17.0%	101,300.6	21.03%
Sep-00	487,704.4	386,444.1	79.2%	8,097.2	1.7%	6,732.9	1.4%	8,875.5	1.8%	77,554.6	15.9%	93,163.0	19.10%
Dec-00	488,025.9	381,454.4	78.2%	12,309.8	2.5%	7,741.5	1.6%	7,838.6	1.6%	78,681.6	16.1%	94,261.7	19.31%
Jan-01	492,700.5	382,948.1	77.7%	12,613.5	2.6%	9,937.6	2.0%	8,825.1	1.8%	78,376.2	15.9%	97,138.9	19.72%
Feb-01	492,090.3	378,391.2	76.9%	15,844.8	3.2%	10,126.0	2.1%	7,262.4	1.5%	80,465.9	16.4%	97,854.3	19.89%
Mar-01	491,120.1	379,363.7	77.2%	10,891.9	2.2%	11,483.8	2.3%	9,206.7	1.9%	80,174.0	16.3%	100,864.5	20.54%
Apr-01	490,552.4	380,410.5	77.5%	9,725.9	2.0%	11,326.3	2.3%	9,962.2	2.0%	79,127.5	16.1%	100,416.0	20.47%
May-01	482,523.7	357,754.2	74.1%	23,960.1	5.0%	9,469.3	2.0%	12,362.9	2.6%	78,977.2	16.4%	100,809.4	20.89%
Jun-01	476,331.8	365,952.0	76.8%	10,826.7	2.3%	7,395.5	1.6%	14,725.0	3.1%	77,432.6	16.3%	99,553.1	20.90%
Jul-01	477,886.7	360,410.4	75.4%	11,488.0	2.4%	13,255.0	2.8%	14,416.5	3.0%	78,316.8	16.4%	105,988.3	22.18%
Aug-01	482,523.0	365,803.3	75.8%	9,819.6	2.0%	16,777.7	3.5%	10,736.3	2.2%	79,386.1	16.5%	106,900.1	22.15%
Sep-01	481,099.3	361,906.1	75.2%	13,588.6	2.8%	13,135.6	2.7%	16,264.6	3.4%	76,204.4	15.8%	105,604.6	21.95%
Oct-01	470,580.0	359,098.1	76.3%	10,817.2	2.3%	9,797.3	2.1%	15,446.8	3.3%	75,420.6	16.0%	100,664.7	21.39%
Nov-01	465,784.1	357,802.1	76.8%	8,012.4	1.7%	8,939.3	1.9%	16,976.3	3.6%	74,054.0	15.9%	99,969.6	21.46%
Dec-01	459,053.3	364,215.9	79.3%	9,909.2	2.2%	5,941.3	1.3%	10,512.4	2.3%	68,474.4	14.9%	84,928.2	18.50%
Jan-02	457,835.8	366,664.9	80.1%	7,094.2	1.5%	5,958.7	1.3%	9,959.8	2.2%	68,158.2	14.9%	84,076.7	18.36%
Feb-02	462,418.4	366,553.2	79.3%	10,139.9	2.2%	6,359.1	1.4%	10,260.9	2.2%	69,105.3	14.9%	85,725.3	18.54%
Mar-02	464,976.8	366,117.3	78.7%	11,341.9	2.4%	6,101.4	1.3%	10,144.1	2.2%	71,272.1	15.3%	87,517.6	18.82%
Apr-02	469,409.5	371,506.8	79.1%	8,732.0	1.9%	7,306.3	1.6%	9,186.8	2.0%	72,677.6	15.5%	89,170.7	19.00%
May-02	462,848.4	363,507.5	78.5%	8,780.6	1.9%	8,250.0	1.8%	9,176.5	2.0%	73,133.8	15.8%	90,560.3	19.57%
Jun-02	455,431.5	365,219.4	80.2%	7,391.4	1.6%	7,111.3	1.6%	6,952.7	1.5%	68,756.7	15.1%	82,820.7	18.19%

Note : Loans stated at principal amount only

Loans per the above table included interbank and money market items and were net of written-off according to Bank of Thailand's guideline as of February 18, 2002

Attachment 2

Siam Commercial Bank PCL

Classified Loans and Allowance for Doubtful Accounts per Bank of Thailand's Regulation

Unit : Million Baht

Classified Loans	Jun 02		March 02	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Normal	350,072.9	1,817.0	336,348.4	1,708.1
Special Mention	12,177.2	118.2	17,721.4	168.3
Substandard	13,572.6	999.0	21,187.9	916.4
Doubtful	18,887.5	3,279.4	19,009.7	4,159.1
Doubtful Loss	94,657.5	38,526.7	91,732.8	35,968.4
Total	489,367.7	44,740.3	486,000.3	42,920.3
General Allowance		9,371.5		8,728.6
Revaluation Allowance for Debt Restructuring		8,511.1		8,480.3
Total Allowance		62,622.9		60,129.2

Problem Classified Loans (Substandard and lower)	127,117.6		131,930.4	
% of Total Classified Loans Excluding Interbank and Money Market Items	26.0%		27.1%	

Note : Loans stated at principal amount plus unpaid accrued interests and related claims, excluding interbank and money market items.

As at March 31, 2002, loans and related allowance for doubtful accounts of Baht 35,112 million were written back to conform with BOT's notification dated February 18, 2002 regarding worthless or irrecoverable assets with doubtful value of recoverability. Excluding the write-back, Problem Classified Loans would be Baht 95,982 million or 21.3%.

(Translation)

BSS 450084 September 5, 2002

President,
The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.
The procedure for the next conversion date on September 30, 2002 is as follows:

Conversion Notice	September 15 – 29, 2002
Exercise Date	September 30, 2002
Exercise Procedure	(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading. (3) Documents required to be delivered for conversion are: 1. form of conversion notice as prescribed by the Bank; 2. preferred shares certificate or any replacement thereof (as prescribed by SET); and 3. In case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport, • In case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.
Place for Exercise	(1) Thailand Securities Depository Company Limited; or (2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank Pcl.

(Mr. Yokporn Tantisawetrat)
Executive Vice President
Risk Management Division

(Translation)

Date : September 5, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994. The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of August 2002.

(Translation)

Date : 13 September , 2002

SCB CHANGES INVESTMENT IN PATTANADHORN CO.,LTD.

Transaction Date	12 September ,2002
Involved Parties	**Seller** - Siam Commercial Bank PCL. (SCB) sold Pattanadhorn Co.,Ltd. shares and accepted shares of Unitas Co.,Ltd.as a payment. **Buyer** - Unitas Co.,Ltd. bought Pattanadhorn Co.,Ltd.shares
Transaction Asset	Ordinary Share of Pattanadhorn Co.,Ltd. and Ordinary Share of Unitas Co.,Ltd.
Objection	Restructure by merging Pattanadhorn Co.,Ltd. and Sahapanichkijphun Co.,Ltd. with Unitas Co.,Ltd.
Type of Business	Pattanadhorn Co.,Ltd. and Unitas Co.,Ltd. are in land leasing business.
Registered Capital	**Pattanadhorn Co.,Ltd.** s registered capital is 100,000,000 baht. (par value equals to 100.00 baht /share) **Unitas Co.,Ltd.** s registered capital is 11,053,200 baht.(par value equals to 100.00 baht /share)
Paid Up Capital	**Pattanadhorn Co.,Ltd.** s paid up capital is 47,500,000 baht .(paid up value equals to 47.50 baht/share) **Unitas Co.,Ltd.** s paid up capital is 5,526,600 baht. (paid up value equals to 50.00 baht /share)
Number of Shares	100,000 of Pattanadhorn Co.,Ltd. shares and 750 of Unitas Co.,Ltd.shares
Appraised Value	37,500.00 baht
Proportion	After restructuring, SCB has no investment in Pattanadhorn Co.,Ltd and holds 0.68% in Unitas Co.,Ltd.
Transaction Size	It does not come under SET rule on connected transaction.

The Siam Commercial Bank Public Company Ltd.

Summary Statement of Liabilities and Assets 1/

As of August 31, 2002

(TRANSLATION)

C.B.1.1

Assets	Baht	Liabilities	Baht
Cash	9,170,114,071.18	Deposits	601,818,935,340.11
Interbank and money market items	70,236,084,078.17	Interbank and money market items	12,579,016,406.52
Securities purchased under resale agreements	47,064,000,000.00	Liabilities payable on demand	2,964,122,502.59
Investments in securities, net	131,072,453,512.26	Securities sold under repurchase agreements	-
(with obligations Baht 15,270,890,000.00)		Borrowings	25,287,210,809.91
Credit advances (net of allowance for doubtful accou	419,114,432,712.61	Bank's liabilities under acceptances	664,522,033.75
Accrued interest receivables	2,409,666,247.40	Other liabilities	13,513,468,246.33
Properties foreclosed	11,558,367,349.51	**Total Liabilities**	**656,827,275,339.21**
Customers' liabilities under acceptances	664,522,033.75	**Shareholders' Equity**	
Premises and equipment, net	19,356,772,665.72	Paid-up share capital	
Other assets	11,475,725,537.07	(registered share capital Baht 70,000,000,000.0	31,318,613,810.00
		Reserves and net profit after appropriation	24,039,506,751.08
		Other reserves and profit and loss account	9,936,742,307.38
		Total Shareholders' Equity	**65,294,862,868.46**
Total Assets	**722,122,138,207.67**	**Total Liabilities and Shareholders' Equit**	**722,122,138,207.67**
Customers' liabilities under unmatured bills	2,849,420,650.53	Bank's liabilities under unmatured bills	2,849,420,650.53
Total	**724,971,558,858.20**	**Total**	**724,971,558,858.20**

	Baht
Non-Performing Loans	82,838,984,000.00
(17.96 percents of total loans before allowance for doubtful accounts)	
Loans to related parties	9,503,092,039.58
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	14,978,550,471.53
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	75,948,852,434.09
Changes in liabilities and assets this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's asstes and liabilites	
Total assets	7,368,721,308.11
Total liabilities	40,110,535.45
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,213,131,148.54
Letters of credit	7,445,876,609.56

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mrs. Ongorn Abhakorn Na Ayudhya)
Senior Vice President
Corporate Planning and Information Department

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer
9 Rutchadapisek Road, Bangkok 10900

Remark

A) Definition of the items in shareholders' equity per C.B.1.1

- Paid-up share capital represented par value of the issued and paid-up preferred share and ordinary share
- Reserves and net profit after appropriation comprised the following items :
  : Premium on preferred share and ordinary share
  : Appropriated and unappropriated retained earnings as at the end of the year 2001
  : Legal reserve and other reserve
  : Unrealized gain (loss) from securities valuation
- Other reserves and profit and loss account comprised the following items :
  : Unrealized increment per land and premises appraisal
  : Currency translation adjustment
  : Profit of the current year

B) Loans to related parties were mainly loans to the top managements and the following companies

- The companies which were at least 10% owned by the Bank. The shares are held either for investment or to comply with debt restructuring agreements
- The subsidiaries and associates of the Crown Property Bureau, the Bank's major shareholder

(Translation)

BSS. 450091

September 26, 2002

President,
The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22(notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.
For September 23, 2002 there were no applications to exercise the warrants.
Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL
(Mr.Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Division

- Translation from Thai Text -

BSS 450093 October 3, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,
Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.
For the September 30, 2002 exercise date, applications for conversion were for 25,586,284 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(369,179,984)	Shares
Conversion per this exercise date (September 30, 2002)	(25,586,284)	Shares
Convertible preferred shares outstanding	2,105,291,399	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	43,043,641	Shares
Previous conversion from preferred shares	369,179,984	Shares
Conversion per this exercise date (September 30, 2002)	25,586,284	Shares
Total ordinary shares outstanding	1,026,569,982	Shares
No. of new converted shares held by **foreign** shareholders	25,098,283	Shares
No. of new converted shares held by **local** shareholders	488,001	Shares

Please be informed accordingly.
Yours faithfully,

The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Division

Date : October 4, 2002

SCB : Result of ECD Conversion

The Siam Commercial Bank Public Company Limited ("The Bank") issued USD 160.00 MM. of 10 years ECD on January 24, 1994 . The Securities and Exchange Commission gave the Bank permission to sell the whole issue to foreign investors with rights to convert the debentures into common shares on a monthly basis.

The Bank would like to inform the SET that no ECD holders requested to exercise their option during the month of September 2002.

File No. 82-4345

2. Audited Financial Statements

The Bank's Financial Statements for Half year ended June 30, 2002

02 OCT 21 AM 9:52

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Financial Statements

Half year ended June 30, 2002

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of The Siam Commercial Bank Public Company Limited and its subsidiaries and the balance sheets of The Siam Commercial Bank Public Company Limited as at June 30, 2002 and December 31, 2001, and the related consolidated and Bank's statements of income, changes in shareholders' equity, retained earnings and cash flows for the half years ended June 30, 2002 and 2001. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and Bank's financial statements present fairly, in all material respects, the financial position of The Siam Commercial Bank Public Company Limited and its subsidiaries, and of The Siam Commercial Bank Public Company Limited, as at June 30, 2002 and December 31, 2001, and the results of operations and the cash flows for the half years ended June 30, 2002 and 2001 in conformity with generally accepted accounting principles.

We have also reviewed the consolidated statements of income of The Siam Commercial Bank Public Company Limited and its subsidiaries and the statements of income of The Siam Commercial Bank Public Company Limited for the quarters ended June 30, 2002 and 2001. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the reviews to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and the Bank's statements of income referred to in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without qualifying our opinion, as discussed in Note 1 of the financial statements, Thailand and many other Asia-Pacific countries continue to experience economic difficulties, such conditions have affected and may continue to adversely affect bank operations in Thailand including the Bank and its subsidiaries.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 21, 2002

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at JUNE 30, 2002	As at DECEMBER 31, 2001	As at JUNE 30, 2002	As at DECEMBER 31, 2001
ASSETS				
CASH	9,118,244,802	11,326,368,091	9,033,491,986	11,245,477,599
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	7,340,545,857	6,738,825,161	6,818,872,070	5,788,013,815
Non - interest bearing	4,135,602,703	3,584,075,807	3,920,392,500	3,440,342,343
Foreign items				
Interest bearing	75,193,799,577	65,395,105,233	72,897,743,577	63,538,285,233
Non - interest bearing	1,410,513,070	1,749,901,992	860,314,159	1,243,597,062
Total interbank and money market items	88,080,461,207	77,467,908,193	84,497,322,306	74,010,238,453
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	30,547,000,000	28,480,000,000	30,547,000,000	28,480,000,000
INVESTMENTS (Notes 3.2 and 4.4)				
Short-term investments - net	23,275,799,875	24,187,035,727	19,775,567,922	21,074,022,714
Long-term investments - net	99,692,601,245	93,396,934,530	97,334,739,691	91,196,872,508
Investments in subsidiaries and associated companies - net	2,979,805,997	2,908,061,897	12,596,834,385	12,536,108,400
Total investments - net	125,948,207,117	120,492,032,154	129,707,141,998	124,807,003,622
LOANS AND ACCRUED INTEREST RECEIVABLES				
Loans (Notes 3.3, 3.5 and 4.5)	487,406,457,494	459,944,949,239	483,595,253,267	456,267,174,114
Accrued interest receivables	2,552,707,315	2,405,007,876	2,405,384,410	2,249,517,142
Total loans and accrued interest receivables	489,959,164,809	462,349,957,115	486,000,637,677	458,516,691,256
Less Allowance for doubtful accounts (Notes 3.4 and 4.6)	(56,289,144,558)	(17,851,628,120)	(54,111,834,792)	(15,766,353,202)
Less Revaluation allowance for debt restructuring (Notes 3.5 and 4.6)	(9,249,090,558)	(8,087,163,842)	(8,511,122,000)	(7,768,641,000)
Net loans and accrued interest receivables	424,420,929,693	436,411,165,153	423,377,680,885	434,981,697,054
PROPERTIES FORECLOSED - NET (Notes 3.6 and 4.8)	11,785,613,376	11,689,428,646	11,511,266,436	11,404,792,590
CUSTOMERS' LIABILITY UNDER ACCEPTANCES	585,150,733	475,867,309	585,150,734	475,867,309
PREMISES AND EQUIPMENT - NET (Notes 3.7 and 4.9)	24,800,509,486	25,266,254,427	19,406,332,545	19,783,891,502
NET INTER-ACCOUNT BALANCE	1,871,325,744	3,284,024,441	1,871,325,744	3,284,024,441
ASSETS PENDING TRANSFER	6,956,265,842	2,896,864,977	6,956,265,842	2,896,864,977
OTHER ASSETS - NET (Notes 3.8 and 4.10)	4,779,552,249	5,291,405,366	3,178,865,654	4,020,718,241
TOTAL ASSETS BAHT	**728,893,260,249**	**723,081,318,757**	**720,671,844,130**	**715,390,575,788**

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at JUNE 30, 2002	As at DECEMBER 31, 2001	As at JUNE 30, 2002	As at DECEMBER 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.11)				
Deposits in Baht	594,085,013,246	588,400,285,570	591,782,104,559	585,915,153,152
Deposits in foreign currencies	12,117,431,922	17,579,628,028	9,261,051,424	15,075,077,568
Total deposits	606,202,445,168	605,979,913,598	601,043,155,983	600,990,230,720
INTERBANK AND MONEY MARKET ITEMS (Note 4.12)				
Domestic items				
Interest bearing	6,887,481,086	6,321,817,292	6,857,786,990	6,257,078,816
Non - interest bearing	2,356,145,374	1,417,943,269	2,331,815,776	1,398,451,123
Foreign items				
Interest bearing	3,908,235,266	3,161,929,540	3,918,684,126	3,211,227,145
Non - interest bearing	805,127,015	514,287,476	818,237,722	527,882,649
Total interbank and money market items	13,956,988,741	11,415,977,577	13,926,524,614	11,394,639,733
LIABILITIES PAYABLE ON DEMAND	2,305,608,503	3,585,149,530	2,294,915,017	3,583,585,287
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 4.13)	20,000,000	10,000,000	10,000,000	-
BORROWINGS				
Long - term borrowings (Note 4.14)	25,559,841,842	25,915,938,529	25,165,841,841	25,521,938,881
Total borrowings	25,559,841,842	25,915,938,529	25,165,841,841	25,521,938,881
BANK'S LIABILITIES UNDER ACCEPTANCES	585,150,733	475,867,309	585,150,733	475,867,309
INTEREST PAYBLE ON DEPOSITS	3,167,930,502	3,738,194,410	3,158,365,104	3,728,619,608
LIABILITIES PENDING TRANSFER	6,384,193,498	5,111,851,196	6,383,251,373	5,108,540,131
OTHER LIABILITIES (Note 4.15)	4,523,030,834	3,971,760,850	2,837,809,086	2,645,895,802
TOTAL LIABILITIES	662,705,189,821	660,204,652,999	655,405,013,751	653,449,317,471

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at JUNE 30, 2002	As at DECEMBER 31, 2001	As at JUNE 30, 2002	As at DECEMBER 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.16)				
Authorized share capital				
5,942,649,837 preferred shares of Baht 10.00 each	59,426,498,370		59,426,498,370	
6,078,994,732 preferred shares of Baht 10.00 each		60,789,947,320		60,789,947,320
1,057,350,163 ordinary shares of Baht 10.00 each	10,573,501,630		10,573,501,630	
921,005,268 ordinary shares of Baht 10.00 each		9,210,052,680		9,210,052,680
Issued and paid-up share capital				
2,155,049,241 preferred shares of Baht 10.00 each, fully paid	21,550,492,410		21,550,492,410	
2,256,165,277 preferred shares of Baht 10.00 each, fully paid		22,561,652,770		22,561,652,770
976,105,474 ordinary shares of Baht 10.00 each, fully paid	9,761,054,740		9,761,054,740	
874,989,438 ordinary shares of Baht 10.00 each, fully paid		8,749,894,380		8,749,894,380
PREMIUM ON PREFERRED SHARES	33,565,560,077	35,140,473,688	33,565,560,077	35,140,473,688
PREMIUM ON ORDINARY SHARES	21,997,036,895	20,422,123,284	21,997,036,895	20,422,123,284
UNREALIZED INCREMENT PER LAND APPRAISAL	4,621,050,869	4,621,050,869	4,621,050,869	4,621,050,869
UNREALIZED INCREMENT PER PREMISES APPRAISAL	3,900,736,263	3,962,014,730	3,900,736,263	3,962,014,730
REVALUATION SURPLUS ON INVESTMENTS (Note 4.4.2)	7,539,738,151	4,655,704,549	7,539,738,151	4,655,704,549
FOREIGN CURRENCY TRANSLATION	(72,823,726)	114,862,843	(72,823,726)	114,862,843

BALANCE SHEETS (CONTINUED)

BAHT

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		As at JUNE 30, 2002	As at DECEMBER 31, 2001	As at JUNE 30, 2002	As at DECEMBER 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
RETAINED EARNINGS					
Appropriated					
Legal reserve (Note 4.17)		695,000,000	695,000,000	695,000,000	695,000,000
Others reserve (Note 4.18)		23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Unappropriated (Deficit)		(61,372,015,300)	(62,062,518,796)	(61,372,015,300)	(62,062,518,796)
TOTAL SHAREHOLDERS' EQUITY OF THE BANK		65,266,830,379	61,941,258,317	65,266,830,379	61,941,258,317
MINORITY INTEREST		921,240,049	935,407,441		-
TOTAL SHAREHOLDERS' EQUITY		66,188,070,428	62,876,665,758	65,266,830,379	61,941,258,317
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**728,893,260,249**	**723,081,318,757**	**720,671,844,130**	**715,390,575,788**
OFF-BALANCE SHEET ITEMS - CONTINGENCIES (Note 4.19)					
AVALS TO BILLS AND GUARANTEES OF LOANS	BAHT	3,613,810,591	4,821,149,290	3,613,810,591	4,821,149,290
LIABILITY UNDER UNMATURED IMPORT BILLS	BAHT	2,808,702,042	3,258,952,730	2,808,702,042	3,258,952,730
LETTER OF CREDIT	BAHT	8,410,142,660	8,812,542,731	8,368,345,883	8,730,172,636
OTHER CONTINGENCIES	BAHT	401,928,174,673	321,260,933,609	401,728,344,525	321,064,210,536

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	11,781,358,641	12,633,974,422	11,657,644,691	12,503,552,825
Interest on interbank and money market items	1,087,290,051	1,708,917,515	1,079,550,053	1,707,536,315
Investments	2,522,660,868	2,832,518,220	2,426,774,562	2,722,901,370
Total Interest and Dividend Income	15,391,309,560	17,175,410,157	15,163,969,306	16,933,990,510
INTEREST EXPENSES				
Interest on deposits	5,888,195,575	7,752,844,747	5,849,798,572	7,693,935,363
Interest on interbank and money market items	172,244,267	499,493,650	171,405,998	497,813,446
Interest on short - term borrowings		5,579		-
Interest on long - term borrowings	677,999,594	722,902,060	659,649,633	704,300,416
Total Interest Expenses	6,738,439,436	8,975,246,036	6,680,854,203	8,896,049,225
Net Interest and Dividend Income	8,652,870,124	8,200,164,121	8,483,115,103	8,037,941,285
BAD DEBT AND DOUBTFUL ACCOUNTS	5,391,015,094	2,581,001,375	5,173,383,342	2,599,591,640
LOSS ON DEBT RESTRUCTURING	472,526,525	936,218,000	437,398,527	936,218,000
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	2,789,328,505	4,682,944,746	2,872,333,234	4,502,131,645
NON - INTEREST INCOME				
Gain on investments (Note 4.4.2)	778,451,228	(180,519,332)	765,775,908	(177,470,889)
Income from equity interest in subsidiaries and/or associated companies	82,522,803	38,214,709	187,907,656	420,724,533
Fees and service income				
Acceptances, avals and guarantees	317,276,115	362,848,641	317,071,803	362,899,262
Others	2,595,831,380	2,307,806,169	2,405,479,194	2,090,798,124
Gain on exchanges	931,259,601	283,979,047	927,848,817	285,855,610
Other income	794,874,301	928,033,601	23,673,349	94,759,184
Total Non - Interest Income	5,500,215,428	3,740,362,835	4,627,756,727	3,077,565,824

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2002	2001	2002	2001
NON - INTEREST EXPENSES					
Personnel expenses		2,282,264,202	2,273,785,304	2,045,284,178	2,008,583,140
Premises and equipment expenses		1,814,703,266	1,915,061,305	1,513,960,642	1,594,358,807
Taxes and duties		618,576,716	624,717,921	608,617,085	612,676,236
Fees and service expenses		373,144,983	285,677,047	363,185,739	280,505,381
Directors' remuneration		27,558,397	21,261,676	18,696,397	14,617,176
Contributions to the Financial Institutions Development Fund		1,231,093,557	1,213,228,857	1,225,415,877	1,205,517,087
Loss from diminution in value of property foreclosed		336,876,476	-	330,000,000	-
Other expenses		823,779,969	868,478,459	704,426,547	759,321,464
Total Non - Interest Expenses		7,507,997,566	7,202,210,569	6,809,586,465	6,475,579,291
INCOME BEFORE TAX		781,546,367	1,221,097,012	690,503,496	1,104,118,178
LESS INCOME TAX (Notes 3.14 and 4.23)		37,723,611	57,212,020	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES		743,822,756	1,163,884,992	690,503,496	1,104,118,178
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES		53,319,260	59,766,814	-	-
NET INCOME	BAHT	**690,503,496**	**1,104,118,178**	**690,503,496**	**1,104,118,178**
BASIC EARNINGS PER SHARE (Notes 3.15 and 4.20)	BAHT	0.75	1.44	0.75	1.44
DILUTED EARNINGS PER SHARE (Notes 3.15 and 4.20)	BAHT	0.22	0.35	0.22	0.35

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

(Dr. Vichit Suraphongchai)
Chairman of the Executive Committee

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED" BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS 2002	THE CONSOLIDATED FINANCIAL STATEMENTS 2001	THE BANK'S FINANCIAL STATEMENTS 2002	THE BANK'S FINANCIAL STATEMENTS 2001
INTEREST AND DIVIDEND INCOME				
Interest on loans	5,939,523,737	6,133,926,150	5,839,103,345	6,042,864,254
Interest on interbank and money market items	542,072,494	798,056,089	539,287,860	798,284,401
Investments	1,238,292,151	1,385,447,421	1,186,829,205	1,329,990,245
Total Interest and Dividend Income	7,719,888,382	8,317,429,660	7,565,220,410	8,171,138,900
INTEREST EXPENSES				
Interest on deposits	2,833,082,852	3,664,719,377	2,815,340,237	3,636,943,343
Interest on interbank and money market items	84,326,647	198,019,723	84,043,978	204,373,576
Interest on short - term borrowings		5,403		-
Interest on long - term borrowings	330,321,410	365,534,877	321,138,828	355,601,148
Total Interest Expenses	3,247,730,909	4,228,279,380	3,220,523,043	4,196,918,067
Net Interest and Dividend Income	4,472,157,473	4,089,150,280	4,344,697,367	3,974,220,833
BAD DEBT AND DOUBTFUL ACCOUNTS	2,653,955,475	874,209,244	2,501,262,500	860,067,988
LOSS ON DEBT RESTRUCTURING	34,750,353	828,983,000	10,390,000	837,983,000
Net Interest and Dividend Income after Bad Debt and Doubtful Accounts and Loss on Debt Restructuring	1,783,451,645	2,385,958,036	1,833,044,867	2,276,169,845
NON - INTEREST INCOME				
Gain (loss) on investments	217,781,661	(156,693,954)	216,709,097	(149,034,137)
Income from equity interest in subsidiaries and/or associated companies	86,255,237	23,718,946	98,617,451	200,217,693
Fees and service income				
Acceptances, avals and guarantees	147,758,773	172,054,971	147,751,594	172,065,995
Others	1,242,242,513	1,176,940,576	1,148,563,233	1,092,654,716
Gain on exchanges	545,685,815	251,648,201	542,561,334	219,110,387
Other income	389,641,246	417,677,293	9,121,045	23,038,036
Total Non-Interest Income	2,629,365,245	1,885,346,033	2,163,323,754	1,558,052,690

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED" BAHT

		THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2002	2001	2002	2001
NON - INTEREST EXPENSES					
Personnel expenses		1,143,555,149	1,125,697,412	1,017,904,196	1,018,697,290
Premises and equipment expenses		939,605,995	955,390,095	787,150,048	791,172,611
Taxes and duties		360,007,007	332,326,023	354,545,729	325,950,681
Fees and service expenses		176,078,199	139,318,082	170,438,173	136,765,641
Directors' remuneration		16,256,123	11,882,980	9,575,123	7,281,480
Contributions to the Financial Institutions Development Fund		615,546,779	606,614,428	612,707,938	602,758,544
Loss from diminution in value of property foreclosed		336,876,476	-	330,000,000	-
Other expenses		418,112,190	503,196,469	350,597,846	406,004,532
Total Non - Interest Expenses		4,006,037,918	3,674,425,489	3,632,919,053	3,288,630,779
INCOME BEFORE TAX		406,778,972	596,878,580	363,449,568	545,591,756
LESS INCOME TAX (Notes 3.14 and 4.23)		16,759,645	25,097,820		-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARY COMPANIES		390,019,327	571,780,760	363,449,568	545,591,756
LESS MINORITY INTEREST IN NET INCOME OF SUBSIDIARY COMPANIES		26,569,759	26,189,004		-
NET INCOME		363,449,568	545,591,756	363,449,568	545,591,756
BASIC EARNINGS PER SHARE (Notes 3.15 and 4.20)	**BAHT**	0.37	0.69	0.37	0.69
DILUTED EARNINGS PER SHARE (Notes 3.15 and 4.20)	**BAHT**	0.12	0.17	0.12	0.17

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
PREFERRED SHARE CAPITAL				
Beginning balance	22,561,652,770	23,896,510,420	22,561,652,770	23,896,510,420
Additions	-	95,320	-	95,320
Deductions	(1,011,160,360)	(507,918,200)	(1,011,160,360)	(507,918,200)
Ending balance	21,550,492,410	23,388,687,540	21,550,492,410	23,388,687,540
ORDINARY SHARE CAPITAL				
Beginning balance	8,749,894,380	7,408,275,750	8,749,894,380	7,408,275,750
Additions	1,011,160,360	514,583,860	1,011,160,360	514,583,860
Ending balance	9,761,054,740	7,922,859,610	9,761,054,740	7,922,859,610
PERMIUM ON PREFERRED SHARES				
Beginning balance	35,140,473,688	37,219,430,757	35,140,473,688	37,219,430,757
Additions		273,568		273,568
Deductions	(1,574,913,611)	(791,366,276)	(1,574,913,611)	(791,366,276)
Ending balance	33,565,560,077	36,428,338,049	33,565,560,077	36,428,338,049
PREMIUM ON ORDINARY SHARES				
Beginning balance	20,422,123,284	18,329,559,307	20,422,123,284	18,329,559,307
Additions	1,574,913,611	804,699,616	1,574,913,611	804,699,616
Ending balance	21,997,036,895	19,134,258,923	21,997,036,895	19,134,258,923
UNREALIZED INCREMENT PER LAND APPRAISAL				
Beginning balance	4,621,050,869	4,722,572,664	4,621,050,869	4,722,572,664
Deductions	-	(10,221,796)	-	(10,221,796)
Ending balance	4,621,050,869	4,712,350,868	4,621,050,869	4,712,350,868
UNREALIZED INCREMENT PER PREMISES APPRAISAL				
Beginning balance	3,962,014,730	4,120,198,624	3,962,014,730	4,120,198,624
Deductions	(61,278,467)	(117,235,066)	(61,278,467)	(117,235,066)
Ending balance	3,900,736,263	4,002,963,558	3,900,736,263	4,002,963,558
REVALUATION SURPLUS (DEFICIT) ON INVESTMENTS				
Beginning balance	4,655,704,549	2,861,747,170	4,655,704,549	2,861,747,170
Additions	2,884,033,602	514,989,160	2,884,033,602	514,989,160
Ending balance (Note 4.4.2)	7,539,738,151	3,376,736,330	7,539,738,151	3,376,736,330
FOREIGN CURRENCY TRANSLATION				
Beginning balance	114,862,843	307,413,788	114,862,843	307,413,788
Additions (deductions)	(187,686,569)	47,148,196	(187,686,569)	47,148,196
Ending balance	(72,823,726)	354,561,984	(72,823,726)	354,561,984

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS 2002	2001	THE BANK'S FINANCIAL STATEMENTS 2002	2001
RETAINED EARNINGS				
Appropriated				
Legal reserve				
Beginning balance	695,000,000	695,000,000	695,000,000	695,000,000
Ending balance	695,000,000	695,000,000	695,000,000	695,000,000
Others				
Beginning balance	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Ending balance	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Unappropriated (Deficit)				
Beginning balance	(62,062,518,796)	(62,467,176,154)	(62,062,518,796)	(62,467,176,154)
Additions (deductions) - Net income	690,503,496	1,104,118,178	690,503,496	1,104,118,178
Ending balance (Deficit)	(61,372,015,300)	(61,363,057,976)	(61,372,015,300)	(61,363,057,976)
TOTAL SHAREHOLDER'S EQUITY OF THE BANK	65,266,830,379	61,733,698,886	65,266,830,379	61,733,698,886
MINORITY INTEREST				
Beginning balance	935,407,441	868,962,129	-	-
Additions (deductions)	(14,167,392)	30,643,712	-	-
Ending balance	921,240,049	899,605,841	-	-
TOTAL BAHT	66,188,070,428	62,633,304,727	65,266,830,379	61,733,698,886

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Retained earnings (deficit) brought forward	(62,062,518,796)	(62,467,176,154)	(62,062,518,796)	(62,467,176,154)
Addition : Net income for the period	690,503,496	1,104,118,178	690,503,496	1,104,118,178
Total unappropriated retained earnings (deficit)	(61,372,015,300)	(61,363,057,976)	(61,372,015,300)	(61,363,057,976)
APPROPRIATED RETAINED EARNINGS				
Legal reserve	695,000,000	695,000,000	695,000,000	695,000,000
Other reserve	23,081,000,000	23,081,000,000	23,081,000,000	23,081,000,000
Total appropriated retained earnings	23,776,000,000	23,776,000,000	23,776,000,000	23,776,000,000
TOTAL RETAINED EARNINGS (DEFICIT) BAHT	**(37,596,015,300)**	**(37,587,057,976)**	**(37,596,015,300)**	**(37,587,057,976)**

Notes to the financial statements form an integral part of these statements

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	690,503,496	1,104,118,178	690,503,496	1,104,118,178
Items to reconcile net income to cash received (paid) from operating activities :				
Depreciation and amortization	794,219,541	888,898,905	626,173,276	713,903,111
Bad debt and doubtful accounts	5,391,015,094	2,581,001,375	5,173,383,342	2,599,591,640
Loss on debt restructuring	472,526,525	936,218,000	437,398,527	936,218,000
Loss from diminution in value of property foreclosed	336,876,476	-	330,000,000	-
Loss on impairment of investment in securities	22,396,351	111,458,000	15,186,332	105,506,000
Gain on sales of investments	(662,425,821)	(395,141,800)	(643,871,206)	(388,152,081)
Gain on transferring investment portfolio	(3,991,385)	(110,796,055)	(3,991,385)	(110,796,055)
Loss (gain) on sales of premises and equipment	(1,287,959)	(2,103,093)	987,473	(1,696,600)
Loss on sales of property foreclosed	10,792,360	68,243,294	11,692,360	68,243,294
Gain on exchange rate	(857,012,843)	(205,480,259)	(853,703,377)	(202,956,708)
Unrealized (gain) losses on revaluation of securities	(134,430,373)	574,999,186	(133,099,648)	570,913,025
Amortization of (negative) goodwill	25,941,831	(2,842,409)	-	-
Decrease in accrued interest and dividend income	497,228,661	1,028,453,221	489,759,333	1,003,433,613
Decrease in accrued interest payable	(527,223,367)	(390,362,095)	(527,273,383)	(378,303,898)
Increase in other accrued expenses	125,493,012	113,983,129	128,242,005	110,097,859
Income from equity interest in subsidiary and/or associated companies	(82,522,803)	(38,214,709)	(187,907,656)	(420,724,533)
Minority interest in net income from subsidiary companies	53,319,260	59,766,814	-	-
Income from operations before changes in operating assets and liabilities	6,151,418,056	6,322,199,682	5,553,479,489	5,709,394,845
Operating assets (increase) decrease				
Interbank and money market items	(11,024,731,575)	(24,377,268,096)	(10,490,950,731)	(24,286,928,953)
Securities purchased under resale agreements	(2,067,000,000)	2,149,000,000	(2,067,000,000)	2,129,000,000
Securities for trading	(3,368,531,371)	(969,175,939)	(3,458,522,942)	(881,752,650)
Loans and accrued interest receivables	1,826,403,954	10,554,393,642	1,687,621,330	10,379,474,753
Properties foreclosed	551,542,980	438,397,510	539,947,132	440,161,510
Other assets	(1,735,021,278)	(316,125,358)	(1,355,207,437)	(429,361,873)
Operating liabilities increase (decrease)				
Deposits	222,531,570	8,049,531,347	52,925,263	8,562,119,542
Interbank and money market items	2,541,011,164	(640,377,940)	2,531,884,881	(596,206,995)
Liabilities payable on demand	(1,279,541,027)	826,163,002	(1,288,670,270)	812,932,117
Securities sold under repurchase agreements	10,000,000	12,000,000	10,000,000	-
Other liabilities	1,657,357,883	918,480,680	1,297,680,547	807,847,257
Net cash provided (used) by operating activities	(6,514,559,644)	2,967,218,530	(6,986,812,738)	2,646,679,553

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

BAHT

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(17,109,875,943)	(13,537,318,884)	(13,984,252,457)	(6,599,878,007)
Proceeds from sales of available-for-sale securities	20,213,333,807	11,410,580,193	17,361,895,089	4,698,662,332
Purchase of held-to-maturity securities	(3,107,538,651)	(10,867,762,234)	(2,555,970,945)	(10,865,869,909)
Proceeds from redemption of held-to-maturity securities	5,294,172,976	9,254,618,555	4,701,519,716	9,081,618,555
Purchase of general securities	(438,409,247)	(23,558,689)	(431,900,000)	(21,223,412)
Proceeds from sales of general securities	85,221,903	9,239,146	25,393,546	8,753,620
Purchase of investments in subsidiaries and associated companies	(129,083,039)	(249,981,024)	(203,513,576)	(50,000,000)
Proceeds from sales of investments in subsidiaries and associated companies	45,676,775	277,074,962	151,074,262	277,074,962
Purchase of premises and equipment	(372,077,214)	(493,068,465)	(295,488,130)	(444,150,809)
Proceeds from sales of premises and equipment	19,963,372	176,992,259	13,331,787	169,137,700
Net cash provided (used) in investing activities	4,501,384,739	(4,043,184,181)	4,782,089,292	(3,745,874,968)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in long - term borrowings	(7,261,815)	(869,161)	(7,262,167)	(871,033)
Proceeds from issuance of preferred shares		95,320		95,320
Proceeds from premium on of preferred shares		273,568		273,568
Net cash provided (used) by financing activities	(7,261,815)	(500,273)	(7,262,167)	(502,145)
Increase in foreign currency translation	(187,686,569)	47,148,196		-
Net decrease in cash and cash equivalents	(2,208,123,289)	(1,029,317,728)	(2,211,985,613)	(1,099,697,560)
Cash and cash equivalents as at January 1,	11,326,368,091	9,516,596,461	11,245,477,599	8,981,541,649
Cash and cash equivalents as at June 30,	**9,118,244,802**	**8,487,278,733**	**9,033,491,986**	**7,881,844,089**

Notes to the financial statements form an integral part of these statements

1. ECONOMIC DIFFICULTIES AND OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

Thailand and many Asia-Pacific countries have experienced economic difficulties since 1997. This has affected the operations of banks operating in Thailand including the Bank and its subsidiaries. The accompanying consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and its subsidiaries. The ultimate affect of such uncertainties on the Bank and its subsidiaries cannot be presently determined.

2. BASIS FOR PREPARATION OF THE FINANCIAL STATEMENTS

2.1 The Bank is registered in Thailand. Its head office locates at 9 Rutchadapisek Road, Ladyao, Jatujak, Bangkok. The Bank provides banking business through its branch network in Thailand and other countries. As at June 30, 2002 and December 31, 2001, the Bank has 10,477 and 10,412 employees, respectively.

2.2 The consolidated and the Bank's financial statements are presented as prescribed by the Bank of Thailand's notification dated May 10, 2001 issued under Banking Act B.E. 2505 and the Bank of Thailand's letter number 1498/2544 dated July 9, 2001.

The Bank maintains its accounting records in Thai Baht and prepares its statutory financial statements in conformity with financial accounting standards within banking industry in Thailand. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand and Bank of Thailand's guidelines.

2.3 The consolidated financial statements for the quarters and half years ended June 30, 2002 and 2001 and for the year ended December 31, 2001 include the accounts of all branches of the Bank, and 14 subsidiaries whose shares are more than 50 % owned by the Bank. Significant related party transactions and balances were eliminated. The subsidiaries are Chatuchak Asset Management Co., Ltd., SCB Resolution Corporation Co., Ltd., The Cambodian Commercial Bank Ltd. (Cambodia), Mahisorn Co., Ltd., SCB Business Service Co., Ltd., SCB Training Center Co., Ltd., Thai International Property Development Co., Ltd., Astrakhan Investment Ltd. (Hong Kong), Siam Pitiwat Co., Ltd., SCB Securities Co., Ltd., The Book Club Finance PCL., Samaggi Insurance PCL., Sub Sri Thai Warehouse PCL. and Techno Holding Co., Ltd. In addition, the interim consolidated financial statements for the quarters and half years ended June 30, 2001 and for the year ended December 31, 2001 also included the accounts of Siam Appraisal and Service Co., Ltd., Oreo Realty Inc. (United States of America), and SCB Research Co., Ltd. which were either sold as or being in process of dissolution in the first half year of 2002.

The consolidated financial statements for the quarters and half years ended June 30, 2002 and 2001 and for the year ended December 31, 2001 do not include 9 companies, which are subsidiaries or the companies that the Bank has significant control, due to their discontinued operations and being in process of dissolution. Such companies are Siam Commercial Development Co., Ltd., Suthakarn Co., Ltd., Thai Manpower Development Co., Ltd., Prime Business Co., Ltd., M & M Service Co., Ltd., Sorathon Co., Ltd., Satayu Co., Ltd., Supapirom Co., Ltd., and SCB Advisory Service Co., Ltd., and the consolidated financial statements for the quarters and half years ended June 30, 2002 do not include other 2 subsidiaries, which are Oreo Realty Inc. (United States of America), and SCB Research Co., Ltd. because such companies discontinued their operations and being in process of dissolution. However, there are no material effects over the consolidated financial statements for not including such companies. In addition, the consolidated financial statements for the quarters and half years ended June 30, 2002 and for the year ended December 31, 2001 do not include Bangkok Crystal Co., Ltd. and consolidated financial statements for the quarters and half years ended June 30, 2001 do not include ITV PCL. because the Bank has intention for temporary holding.

2.4 Significant change in the Bank of Thailand's regulation

The Bank of Thailand ("BOT") has issued the notification dated February 18, 2002 regarding the worthless or irrecoverable assets or assets with doubtful in value or irrecoverability of the commercial banks rescinded its requirement for the Bank to write-off loans classified as doubtful loss and related allowance for doubtful accounts for the accounts which the allowance has fully provided for at 100% according to the BOT's notification dated September 21, 1999 regarding the requirement for the commercial banks to write off bad debts. The Bank recorded the loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated and the Bank's balance sheet as at June 30, 2002 amounted to Baht 35,260.0 million and Baht 35,112.0 million, respectively, to conform to such notification (see Note 4.5.5).

2.5 The consolidated financial statements included the adjustments for which the subsidiaries did not record as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		
	As at June 30, 2002	**As at December 31, 2001**	**As at June 30, 2001**
Provision for doubtful debts of subsidiaries and associated companies	200	419	653
Deferred loss on the application of the managed float exchange system of a subsidiary	-	-	65
	For the half year ended June 30, 2002	**For the year ended December 31, 2001**	**For the half year ended June 30, 2001**
Bad debt and doubtful accounts (reverse)	(219)	(234)	-

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS		
	As at June 30, 2002	**As at December 31, 2001**	**As at June 30, 2001**
Provision for doubtful debts and loss from deferred transactions of subsidiaries and associated companies effecting decrease in investments	200	419	718
	For the half year ended June 30, 2002	**For the year ended December 31, 2001**	**For the half year ended June 30, 2001**
Bad debt and doubtful accounts (reverse) effecting increase in equity interest in subsidiaries and associated companies	(219)	(234)	-

2.6 Reclassification

The consolidated and Bank's statements of income for the quarter and half year ended June 30, 2001 are reclassified by reclassifying interest expenses on deposits of Baht 281.63 million and Baht 133.01 million, respectively to interest expenses on interbank and money market items to comply with the presentation of the financial statements for the quarter and half year ended June 30, 2002.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and cash equivalents

Cash and cash equivalents include cash in hand and cash on collection.

3.2 Investment in securities

The investments in securities are classified as either trading securities, available-for-sale securities, held-to-maturity securities, general investments or as investment in subsidiaries and associated companies. The Bank presents such investments in the balance sheet as either short-term investments, long-term investments or investments in subsidiaries and associated companies. Short-term investments are those investments that the Bank intends to hold them for less than 1 year. Long-term investments are those investments that the Bank intends to hold them for more than 1 year.

Trading securities are those investments that management acquires with the intent to hold them for a short period of time in order to take advantage of anticipated changes in market values. Trading securities are carried at fair value. Changes in fair value are recognized in the statement of income as either non-interest income or expense. Interest income on trading securities is recognized using the accrual basis of accounting.

Debt securities for which the Bank has both the intent and ability to hold until maturity are classified as held-to-maturity securities. Such securities are carried at amortized cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing in non-interest expense in the statement of income, when management has assessed a security as being impaired. Premiums and discounts on held-to-maturity securities are amortized or accreted as adjustments to interest income using the effective interest rate method over the term of the securities. Interest income on held-to-maturity securities is recognized using the accrual basis of accounting.

The Bank classified the rights of the Bank against the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities.

Marketable debts and equity securities that are not classified as trading securities, held-to-maturity securities, and investment in subsidiaries and associated companies are classified as available-for-sale securities and are carried at fair value, with the unrealized gains or losses presented as a separate component of shareholders' equity until realized upon disposition or sale of the underlying securities. Interest income on available-for-sale securities is recognized using the accrual basis of accounting.

Non-marketable equity securities that are not classified as investment in subsidiaries and associated companies are classified as general investments and are carried at the historical cost, net of valuation allowances for impairment, if any. Valuation allowances are established by recognizing in non-interest expense in the statement of income, when management has assessed a security as being impaired.

Investments in subsidiaries and associated companies are recorded by the equity method net of allowances for impairment, if any.

Investments in companies owned by the Bank at 20% or more of paid-up capital as a result of trouble debt restructuring are not treated as investment in associated companies or subsidiaries due to temporary holding nature.

The following methodologies were used to determine the fair value of securities held by the Bank. :

The fair value of government debt securities is estimated based on monthly auction value prices. In situations where no auction prices available, the fair value is estimated based on Thai Bond Dealing Centre's yield curve. For the state enterprise debt securities without guarantees by the government, the fair value is estimated based on yield curve of government debt securities plus an appropriate risk premium.

The last bidding prices in The Stock Exchange of Thailand are used to estimate the fair value of listed private sector debt and equity securities. The fair value of non-listed private sector debt securities is estimated using the prices obtained from the Thai Bond Dealing Center. In the absence of available prices, fair value is estimated by applying the BOT valuation formula and the risk free yield curve plus appropriated risk premium.

The fair value of unit trusts is estimated based on net asset value at the end of the period.

The fair value of foreign debt and equity securities listed on foreign exchanges is estimated by using the bidding prices of such exchanges as of the last business day of the period. The fair value of non-listed foreign debt and equity securities is determined based on values quoted by reliable international financial institutions.

Cost of securities sold during the period is calculated by the weighted average method.

3.3 Loans

Overdrafts are stated at the principal amounts including interest. Certain overdrafts for which special notices have been given and other loans are stated at the principal amount. Unearned discounts received in advance are presented as deduction of loans.

3.4 Allowance for doubtful accounts

The Bank established its a minimum allowance for doubtful accounts based on the BOT's guidelines. The guidelines require banks to categorize their loan portfolios into six categories. Each loan category is subject to different levels of provisioning based on percentages established by the BOT. The guidelines also establish the interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. The guidelines require banks and finance companies to perform qualitative reviews of their loans as an ongoing process. The Bank and subsidiaries, which are financial institutions, are required to periodically report the result of their compliance with these guidelines to the BOT.

Loans which have been restructured will be reclassified. For restructured loans classified as doubtful and doubtful loss will be upgraded to substandard. Restructured loans classified as substandard or special mention loans classification will be classified at the same class until 3 consecutive months or installments, whichever is the longer, at which time the loans will be reclassified as normal. In case subsidiaries and associated companies have loan receivables, the restructured loans are classified as normal after completion of debt restructuring.

Allowances for doubtful accounts established during the period are recognized as bad debt and doubtful accounts expense in the statement of income.

Bad debts written off and bad debts recovered are recorded as a decrease or an increase in the allowance for doubtful accounts.

3.5 Troubled Debt Restructuring

Losses on troubled debt restructuring resulting from the reduction of principal and accrued interest and other restructuring methodology including modification of terms, asset transfer, debts to equity swap, etc. are recognized as expenses in the statements of income.

In case troubled debt restructuring modify terms of payment, the Bank has complied with the BOT's criteria requiring the Bank to choose between the collateral method by which a loss amount is to be estimated and net present value method which represents expected cash flow in the future applying the market interest rates on the restructuring date. Loss from such debt restructuring is recognized in the statements of income.

Subsequent to troubled debt restructuring, the Bank has recalculated fair value of restructured debts based on aforementioned discount rate as of the date on the quarterly financial statements and made an adjustment of valuation on debt restructured, if the fair value has been changed. The recalculation made on the quarterly financial statements has been in accordance with the aforementioned BOT's criteria. The adjustment of valuation on restructured debt shall not cause the book value of restructured debt to exceed the investment value on restructured debt.

3.6 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are carried at the lower of investment in the loan or fair value of the property at the date of foreclosure. Should the carrying value of a property foreclosed becomes impaired, an allowance for impairment will be recorded in accordance with Accounting Standard No. 36, Impairment of Assets.

Gains or losses on sales of properties foreclosed are recognized as income or expense at the date of disposal.

3.7 Premises and equipment

Land is stated at the appraised value. Premises are stated at the appraised value netted by accumulated depreciation. The appraised value is determined by an independent appraiser according to guidelines prescribed by the BOT. The increment resulting from the appraisal is recorded in the accounts as unrealized increment per land appraisal and unrealized increment per premises appraisal and shown under shareholders' equity. For the appraised value of land and premises, which are less than their cost, the difference is recognized as an expense in statement of income. Depreciation of premises increment is recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal is charged to the retained earnings by the same amount of such depreciation.

Land of subsidiaries is presented at cost, and premises of subsidiaries are presented at cost net of accumulated depreciation.

Equipment is presented at cost of accumulated depreciation.

Depreciation of premises and equipment are calculated by the straight-line method, based on the estimated useful lives of the assets, as follows:

Premises	20	years
Equipment	3 - 5	years

3.8 Other assets

Leasehold rights are presented at cost netted by accumulated amortization.

The amortization is calculated by the straight-line method over the lease period between 1 - 30 years.

3.9 Pension plan and provident fund

The Bank has a pension plan upon retirement for its employees with long service rendered before January 1, 1979. Thereafter the Bank has a gratuities plan for those who started after that date and have completed at least 5 years of continuous service (or 10 years of interrupted service), calculated on the basis of length of service and the amount of last pay received. The Bank makes a provision for this purpose as appropriate in each period.

In 1996, the Bank initiated a provident fund for its employees who started employment after January 1, 1995 and for the employees who started employment before January 1, 1995 and have willingness to join the fund. The contributions from employees are deducted from the monthly salaries, with the Bank matching the individuals' contributions. The fund is managed by an authorized fund manager and has been registered in accordance with the Provident Fund Act B.E. 2530 (1987).

3.10 Interest income and interest expense

The Bank recognizes interest and discounts on loans as income on an accrual basis, except for interest on loans which are outstanding over 3 months at the date of the balance sheet and interest from receivables under trouble debt restructuring agreements classified as sub-standard and lower level. Such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis. Interest on interbank and money market items and investments is recognized on an accrual basis.

Interest expense is recognized on an accrual basis.

3.11 Dividend income

The Bank recognizes dividend income from the companies, which are not subsidiaries and associated companies, on an accrual basis.

3.12 Non-interest income

Non-interest income other than income from equity interest in subsidiaries and associated companies is recognized on an accrual basis.

3.13 Contributions to the Financial Institutions Development Fund

Contributions to the Financial Institutions Development Fund are recorded as an expense on an accrual basis.

3.14 Income tax

The Bank records income tax payable for each period (if any) as an expense on an accrual basis.

3.15 Earnings per share

The basic earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The diluted earnings per share are calculated from net income for the period adjusted by dividend on convertible preferred shares and interest expense on convertible bonds (if any), divided by the weighted average number of ordinary shares, on the assumption that conversion of all ordinary share equivalents have been made at the beginning of the period. Ordinary share equivalents consist of convertible preferred shares, warrants and subordinated convertible bonds.

3.16 Assets and liabilities in foreign currencies

Assets and liabilities in foreign currencies are converted into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies and forward exchange contracts at the end of the period are converted into Baht at the reference BOT exchange rates at the end of the period.

Gains and losses on foreign exchange transactions and translation gains and losses are recognized as an income or expense for the period in the statement of income. Premiums or discounts represent the difference between the rate of the forward exchange contracts and the rate on the transaction date. Such premiums or discounts are recognized over the term of the contract.

In managing its foreign exchange risk, it is the Bank's policy to square off its foreign currency denominated assets and liabilities positions in order to affect a net balance of foreign exchange. The Bank, therefore, endeavors to match its foreign currency denominated lending with same currency funding sources in order to minimize its exposure on foreign currency fluctuations.

3.17 Use of accounting estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires the Bank and subsidiaries to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and disclosure of contingent assets and liabilities. The actual result may differ from such estimates.

4. ADDITIONAL INFORMATION

4.1 Supplemental disclosures of cash flows information

4.1.1 Cash paid for interest and income tax for the half year ended June 30 are as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	**2001**	**2002**	**2001**
Interest	7,266	9,372	7,208	9,274
Income tax	171	155	73	52

4.1.2 Non-cash items are as follows :

For the half year ended June 30, 2002, the unrealized gain from securities valuation presented as part of shareholders' equity has increased by Baht 2,884.0 million, in both consolidated financial statements and the Bank's financial statements (June 30, 2001 : increased by Baht 515.0 million).

For the half year ended June 30, 2001, the Bank's subordinated convertible bond of Baht 20.0 million were converted to be ordinary shares.

For the half year ended June 30, 2002, the Bank's convertible preferred shares of Baht 1,011.2 million (June 30, 2001 : Baht 507.9 million) were converted to be ordinary shares.

For the half year ended June 30, 2002, the Bank has property foreclosed acquired from debt repayments increased by Baht 995.4 million (June 30, 2001 : Baht 962.7 million) in the consolidated financial statements and Baht 988.1 million in the Bank's financial statements (June 30, 2001 : Baht 819.4 million).

For the half year ended June 30, 2002 the Bank has received securities from debt restructuring process and recorded as available-for-sale securities and general investments of Baht 141.9 million and Baht 175.7 million, respectively.

For the half year ended June 30, 2002, the Bank has considered recording Baht 35,112.0 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss which had been written-off, as a written-back in the consolidated financial statements and the Bank's financial statements in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Note 4.5.5).

For the half year ended June 30, 2002, the Bank and a subsidiary has transferred sub-quality assets to TAMC of Baht 3,510.0 million (net of the related allowance for doubtful accounts of Baht 588.5 million) in the consolidated financial statements and the Bank's financial statements. The Bank has the right against the promissory note for transferring such assets and recorded it as held-to-maturity securities of Baht 3,510.0 million in the consolidated financial statements and the Bank's financial statements (see Notes 4.4.1, 4.5.8 and 4.19).

4.2 Interbank and money market items (Assets)

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	3,925	-	3,925	3,449	409	3,858
Commercial banks	219	5,581	5,800	67	3,475	3,542
Other banks	-	200	200	-	99	99
Finance companies, finance and securities companies, securities companies and credit foncier companies	4	342	346	511	494	1,005
Other financial institutions	364	863	1,227	319	1,519	1,838
Total	4,512	6,986	11,498	4,346	5,996	10,342
Add Accrued interest receivables	-	15	15	-	38	38
Less Allowance for doubtful accounts	-	(37)	(37)	(5)	(52)	(57)
Total domestic items	4,512	6,964	11,476	4,341	5,982	10,323
Foreign items :						
USD	254	70,808	71,062	630	61,315	61,945
YEN	197	3,823	4,020	176	3,477	3,653
Others	959	330	1,289	944	363	1,307
Total	1,410	74,961	76,371	1,750	65,155	66,905
Add Accrued interest receivables	-	260	260	-	240	240
Less Allowance for doubtful accounts	-	(27)	(27)	-	-	-
Total foreign items	1,410	75,194	76,604	1,750	65,395	67,145
Total domestic and foreign items	5,922	82,158	88,080	6,091	71,377	77,468

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	3,907	-	3,907	3,430	-	3,430
Commercial banks	14	5,337	5,351	11	3,199	3,210
Other banks	-	200	200	-	-	-
Finance companies finance and securities companies, securities companies and credit foncier companies	1	187	188	538	288	826
Other financial institutions	364	753	1,117	319	1,464	1,783
Total	4,286	6,477	10,763	4,298	4,951	9,249
Add Accrued interest receivables	-	13	13	-	36	36
Less Allowance for doubtful accounts	-	(37)	(37)	(5)	(52)	(57)
Total domestic items	4,286	6,453	10,739	4,293	4,935	9,228
Foreign items :						
USD	210	68,512	68,722	534	59,458	59,992
YEN	197	3,823	4,020	176	3,477	3,653
Others	453	330	783	534	363	897
Total	860	72,665	73,525	1,244	63,298	64,542
Add Accrued interest receivables	-	260	260	-	240	240
Less Allowance for Doubtful accounts	-	(27)	(27)	-	-	-
Total foreign items	860	72,898	73,758	1,244	63,538	64,782
Total domestic and foreign items	5,146	79,351	84,497	5,537	68,473	74,010

4.3 Securities purchased under resale agreements

As at June 30, 2002 and December 31, 2001, securities purchased under resale agreements are as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Government and Bank of Thailand's bonds	-	200	-	200
Financial Institutions Development Fund and state enterprise debt securities	30,547	28,280	30,547	28,280
Total	30,547	28,480	30,547	28,480

4.4 Investment in securities

4.4.1 As at June 30, 2002 and December 31, 2001, the Bank classified its investments in securities as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2002		December 31, 2001	
	Cost/ Amortized Cost	Fair Value	Cost/ Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	6,380	6,389	2,557	2,564
Corporate debt securities	544	501	1,476	1,096
Domestic equity securities	26	53	19	33
Total	6,950	6,943	4,052	3,693
Add (less) Allowance for revaluation of investments	(7)	-	(359)	-
Total	6,943	6,943	3,693	3,693
Available-for-sale securities				
Government and state enterprise debt securities	7,887	7,936	7,261	7,389
Corporate debt securities	100	102	1,290	1,301
Foreign debt securities	4,899	4,919	6,478	6,481
Domestic equity securities	32	36	32	28
Other debt securities	71	80	34	33
Total	12,989	13,073	15,095	15,232
Add Allowance for revaluation of investments	85	-	139	-
Less Allowance for impairment of investments	(1)	-	(2)	-
Total	13,073	13,073	15,232	15,232
Held-to-maturity securities				
Government and state enterprise debt securities	475	475	146	147
Corporate debt securities	39	27	46	34
Foreign debt securities	2,758	2,758	5,082	5,082
Total	3,272	3,260	5,274	5,263
Less Allowance for impairment of investments	(12)	-	(12)	-
Total	3,260	3,260	5,262	5,263
Total short-term investments-net	23,276	23,276	24,187	24,188

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2002		December 31, 2001	
	Cost/ Amortized Cost	Fair Value	Cost/ Amortized Cost	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	20,256	22,479	21,143	23,707
Corporate debt securities	1,373	1,232	1,412	1,282
Foreign debt securities	9,736	10,035	9,484	9,697
Domestic equity securities	4,808	7,438	4,422	4,300
Foreign equity securities	2	3	2	3
Other debt securities	4,134	3,442	4,067	2,920
Total	40,309	44,629	40,530	41,909
Add Allowance for revaluation of investments	6,910	-	3,920	-
Less Allowance for impairment of investments	(2,590)	-	(2,541)	-
Total	44,629	44,629	41,909	41,909
Held-to-maturity securities				
Government and state enterprise debt securities	51,408	50,836	47,898	49,108
Corporate debt securities	1,831	1,619	1,780	1,065
Total	53,239	52,455	49,678	50,173
Less Allowance for impairment of investments	(23)	-	(15)	-
Total	53,216	52,455	49,663	50,173
General investments				
Domestic non-marketable equity securities	3,456	3,262	4,080	2,805
Foreign non-marketable equity securities	493	474	114	105
Total	3,949	3,736	4,194	2,910
Less Allowance for impairment of investments	(2,101)	-	(2,369)	-
Total	1,848	3,736	1,825	2,910
Total long-term investments-net	99,693	100,820	93,397	94,992

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2002		December 31, 2001	
	Cost/ Amortized Cost	Fair Value	Cost/ Amortized Cost	Fair Value
Short-term investments				
Securities for trading				
Government and state enterprise debt securities	6,314	6,322	2,375	2,377
Corporate debt securities	427	436	1,381	1,052
Domestic equity securities	19	48	19	33
Total	6,760	6,806	3,775	3,462
Add (less) Allowance for revaluation of investments	46	-	(313)	-
Total	6,806	6,806	3,462	3,462
Available-for-sale securities				
Government and state enterprise debt securities	5,142	5,191	4,623	4,749
Corporate debt securities	100	102	1,290	1,301
Foreign debt securities	4,899	4,919	6,478	6,481
Total	10,141	10,212	12,391	12,531
Add Allowance for revaluation of investments	72	-	142	-
Less Allowance for impairment of investments	(1)	-	(2)	-
Total	10,212	10,212	12,531	12,531
Held-to-maturity securities				
Foreign debt securities	2,758	2,758	5,081	5,081
Total	2,758	2,758	5,081	5,081
Total short-term investments-net	19,776	19,776	21,074	21,074
Long-term investments				
Available-for-sale securities				
Government and state enterprise debt securities	19,484	21,674	20,409	22,939
Corporate debt securities	1,679	1,537	1,698	1,568
Foreign debt securities	9,736	10,035	9,484	9,697
Domestic equity securities	4,526	7,171	4,200	4,119
Foreign equity securities	2	3	2	4
Other debt securities	3,415	2,727	3,415	2,281
Total	38,842	43,147	39,208	40,608
Add Allowance for revaluation of investments	6,895	-	3,941	-
Less Allowance for impairment of investments	(2,590)	-	(2,541)	-
Total	43,147	43,147	40,608	40,608
Held-to-maturity securities				
Government and state enterprise debt securities	50,869	50,297	47,359	48,574
Corporate debt securities	1,366	1,175	1,363	673
Total	52,235	51,472	48,722	49,247

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2002		December 31, 2001	
	Cost/ Amortized Cost	Fair Value	Cost/ Amortized Cost	Fair Value
General investments				
Domestic equity non-marketable securities	3,503	3,367	4,122	2,899
Foreign equity non-marketable securities	493	474	62	53
Total	3,996	3,841	4,184	2,952
Less Allowance for impairment of investments	(2,043)	-	(2,317)	-
Total	1,953	3,841	1,867	2,952
Total long-term investments-net	97,335	98,460	91,197	92,807

As at June 30, 2002 and December 31, 2001, the Bank classified the right of the Bank against the promissory note which is given by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank and its subsidiary, as held-to-maturity debt securities - government and state enterprise debt securities of Baht 11,452.6 million (December 31, 2001 : Baht 7,942.6 million) in the consolidated financial statements and of Baht 11,025.0 million (December 31, 2001 : Baht 7,515.0 million) in the Bank's financial statements (see Notes 4.1.2, 4.5.8 and 4.19).

4.4.2 Time to maturity of debt securities

Time to maturity of the Bank's investment in debt securities classified as available-for-sale securities and held-to-maturity securities at June 30, 2002 and December 31, 2001 are presented below. Expected maturity may differ from contractual maturity due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002 Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	7,887	19,055	1,201	28,143
Corporate debt securities	100	655	718	1,473
Foreign debt securities	4,899	7,787	1,949	14,635
Total	12,886	27,497	3,868	44,251
Add Allowance for revaluation of investments	72	2,501	(6)	2,567
Less Allowance for impairment of investments	(1)	(17)	(97)	(115)
Total	12,957	29,981	3,765	46,703

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002 Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Held-to-maturity securities				
Government and state				
Enterprise debt securities	475	448	50,960	51,883
Corporate debt securities	39	438	1,393	1,870
Foreign debt securities	2,758	-	-	2,758
Total	3,272	886	52,353	56,511
Less Allowance for impairment of				
Investments	(12)	(2)	(21)	(35)
Total	3,260	884	52,332	56,476
Total debt securities	16,217	30,865	56,097	103,179

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001 Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sales securities				
Government and state				
enterprise debt securities	7,261	20,147	996	28,404
Corporate debt securities	1,290	695	717	2,702
Foreign debt securities	6,478	6,527	2,957	15,962
Total	15,029	27,369	4,670	47,068
Add Allowance for revaluation				
of investments	144	2,764	(11)	2,897
Less Allowance for impairment				
of investments	(2)	(12)	(94)	(108)
Total	15,171	30,121	4,565	49,857
Held-to-maturity securities				
Government and state				
enterprise debt securities	146	20	47,878	48,044
Corporate debt securities	46	390	1,390	1,826
Foreign debt securities	5,082	-	-	5,082
Total	5,274	410	49,268	54,952
Less Allowance for impairment				
of investments	(12)	(8)	(7)	(27)
Total	5,262	402	49,261	54,925
Total debt securities	20,433	30,523	53,826	104,782

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS June 30, 2002 Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	5,142	18,289	1,195	24,626
Corporate debt securities	100	968	711	1,779
Foreign debt securities	4,899	7,787	1,949	14,635
Total	10,141	27,044	3,855	41,040
Add Allowance for revaluation of investments	72	2,467	(6)	2,533
Less Allowance for impairment of investments	(1)	(17)	(97)	(115)
Total	10,212	29,494	3,752	43,458
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	50,869	50,869
Corporate debt securities	-	-	1,366	1,366
Foreign debt securities	2,758	-	-	2,758
Total	2,758	-	52,235	54,993
Total debt securities	12,970	29,494	55,987	98,451

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Available-for-sale securities				
Government and state enterprise debt securities	4,623	19,419	990	25,032
Corporate debt securities	1,290	787	911	2,988
Foreign debt securities	6,478	6,527	2,957	15,962
Total	12,391	26,733	4,858	43,982
Add Allowance for revaluation of investments	142	2,730	(11)	2,861
Less Allowance for impairment of investments	(2)	(12)	(94)	(108)
Total	12,531	29,451	4,753	46,735

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Maturity schedule of securities			
	Up to 1 year	Over 1 to 5 years	Over 5 years	Total
Held-to-maturity securities				
Government and state enterprise debt securities	-	-	47,359	47,359
Corporate debt securities	-	-	1,363	1,363
Foreign debt securities	5,081	-	-	5,081
Total	5,081	-	48,722	53,803
Total debt securities	17,612	29,451	53,475	100,538

Gains and losses related to investments in securities included in statements of income for the half years ended June 30, 2002 and 2001 are as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	June 30, 2001	June 30, 2002	June 30, 2001
Unrealized gains (losses) on revaluation of trading securities	134	(575)	133	(571)
Gain on transferring investment portfolios	4	111	4	111
Losses on impairment of investment in securities	(22)	(111)	(15)	(106)
Gains (losses) on sales of investment in securities				
Trading securities	25	199	23	194
Available-for-sale securities	343	197	335	197
General investments	281	37	273	36
Investment in subsidiary companies and associated companies	13	(38)	13	(38)
Gains (losses) on investments	778	(180)	766	(177)

Unrealized gain and loss on available-for-sale securities and held-to-maturity securities presented as at June 30, 2002 and December 31, 2001 are as follows :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

Type of securities	Amortized Cost-net of allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities	50,707	7,358	(363)	57,702
Held to maturity securities	56,476	5	(766)	55,715
Total	107,183	7,363	(1,129)	113,417

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Type of securities	Amortized Cost-net of allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities	53,082	4,914	(855)	57,141
Held to maturity securities	54,925	1,223	(712)	55,436
Total	108,007	6,137	(1,567)	112,577

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

Type of securities	Amortized Cost-net of allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities	46,392	7,273	(306)	53,359
Held to maturity securities	54,993	3	(766)	54,230
Total	101,385	7,276	(1,072)	107,589

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

Type of securities	Amortized Cost-net of allowance for impairment	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale securities	49,056	4,860	(777)	53,139
Held to maturity securities	53,803	1,215	(690)	54,328
Total	102,859	6,075	(1,467)	107,467

4.4.3 Investments in subsidiaries and associated companies are as follows :

Baht : Million

Company	Type of Business	Type of share	THE CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002 Ownership (%)	Cost Method	Equity Method
Subsidiary Company					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.00	10.0	10.0
SCB Research Institute Co., Ltd.	Services	Ordinary	65.00	24.6	18.3
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.0	1,249.9	1,169.1
The Book Club-Hudson Advisors Co., Ltd.	Finance	Ordinary	40.0	2.8	-
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	117.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	59.0
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.0
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	106.2
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	244.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	961.2
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	14.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	4.0
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.8	250.3
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	35.8	-
Total				3,179.5	2,979.8
Less Allowance for impairment of investments				(975.0)	-
Total investments in subsidiary and associated companies-net				**2,204.5**	**2,979.8**

Baht : Million

Company	Type of Business	Type of share	Ownership (%)	Cost Method	Equity Method
		THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001			
Subsidiary Company					
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	1.5	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	161.9	381.0
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	41.5	-
Total				3,102.4	2,908.1
Less Allowance for impairment of investments				(968.7)	-
Total investments in subsidiary and associated companies-net				2,133.7	2,908.1

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS June 30, 2002 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,699.1
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	589.3
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,358.3
The Book Club Finance PCL.	Finance	Ordinary and preferred	89.8	2,545.0	766.6
The Samaggi Insurance PCL.	Insurance and assurance	Ordinary	58.5	454.6	830.7
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	74.3
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	253.8
Oreo Realty Inc. (United State)	Services	Ordinary	100.0	-	-
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	9.9	16.0
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	18.3
Sub Sri Thai Warehouse PCL.	Warehouse	Ordinary	58.3	146.9	292.0
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	63.4
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	456.4
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	0.4
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	287.2
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	0.1
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.0	1,249.9	1,169.1
The Book Club Hudson Advisors Co., Ltd.	Finance	Ordinary	40.0	2.8	-
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	117.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	59.0
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.0
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	106.2
Vina Siam Bank (Vietnam)	Banking	Ordinary	33.0	159.2	244.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	961.2

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS June 30, 2002 Ownership (%)	Cost Method	Equity Method
Associated Companies (Continued)					
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	14.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	4.0
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	179.7
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				17,059.6	12,596.8
Less Allowance for impairment of investments				(3,951.1)	-
Total investments in subsidiaries and associated companies - net				**13,108.5**	**12,596.8**

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies					
Finance & Insurance					
Chatuchak Assets Management Co., Ltd.	Finance	Ordinary	100.0	6,000.0	4,886.4
Cambodian Commercial Bank Ltd. (Cambodia)	Banking	Ordinary	100.0	634.3	598.9
SCB Securities Co., Ltd.	Securities	Ordinary	99.9	1,637.4	1,167.7
The Book Club Finance PCL.	Finance	Ordinary and preferred	89.8	2,545.0	855.8
The Samaggi Insurance PCL.	Insurance and assurance	Ordinary	58.5	326.7	723.5
Services					
SCB Advisory Service Co., Ltd.	Services	Ordinary	100.0	10.0	10.0
SCB Business Services Co., Ltd.	Services	Ordinary	100.0	56.5	69.8
SCB Training Centre Co., Ltd.	Services	Ordinary	100.0	346.9	258.1
Oreo Realty Inc. (United State)	Services	Ordinary	100.0	-	-
Siam Appraisal and Service Co., Ltd.	Services	Ordinary	99.9	3.6	0.6
Siam Pitiwat Co., Ltd.	Services	Ordinary	99.9	4.0	7.7
SCB Research Institute Co., Ltd.	Services	Ordinary	65.0	24.6	34.0
Sub Sri Thai Warehouse PCL.	Warehouse	Ordinary	58.3	146.9	298.5

Baht : Million

Company	Type of Business	Type of share	THE BANK'S FINANCIAL STATEMENTS December 31, 2001 Ownership (%)	Cost Method	Equity Method
Subsidiary Companies (Continued)					
Real Estate					
SCB Resolution Corporation Co., Ltd.	Real Estate	Ordinary	100.0	20.0	65.2
Mahisorn Co., Ltd.	Real Estate	Ordinary	100.0	2,141.6	451.0
Thai International Property Development Co., Ltd.	Real Estate	Ordinary	99.9	-	0.4
Others					
Astrakhan Investment Ltd. (Hongkong)	Holding	Ordinary	99.9	1.5	396.6
Techno Holding Co., Ltd.	Holding	Ordinary	80.0	-	-
Associated Companies					
Finance & Insurance					
The Siam Industrial Credit PCL.	Finance	Ordinary	47.2	1,249.9	1,105.4
Siam Commercial New York Life Insurance PCL.	Insurance	Ordinary	25.0	133.2	121.5
SCB Leasing Co., Ltd. (former The Siam Sunwa Leasing Co., Ltd.)	Leasing	Ordinary	37.6	39.8	57.1
Business Venture Promotion Co., Ltd.	Finance	Ordinary	32.5	39.0	26.2
SCB Asset Management Co., Ltd.	Mutual Fund	Ordinary	32.0	46.4	102.9
Vina Siam Bank (Vietnam)	Banking	Ordinary	25.0	92.3	199.1
Siam Panich Leasing PCL.	Leasing	Ordinary	22.4	1,103.9	862.8
Services					
Siam Niti Law Office Co., Ltd.	Consultant	Ordinary	49.0	8.1	11.1
Siam Children Care Co., Ltd.	Care For Children	Ordinary	30.0	-	-
Real Estate					
Christiani & Nielsen (Thai) PCL.	Construction	Ordinary	42.3	159.1	-
Others					
Siam Sanwa International Co., Ltd.	Holding	Ordinary	49.9	4.4	3.7
Thai Hoya Lens Co., Ltd.	Industry	Ordinary	20.0	11.4	27.3
Nobleclear Holding (BVI) Ltd.	Holding	Ordinary	46.9	-	-
Saturn Inc.	Holding	Ordinary	24.9	84.6	194.8
SCB Biotech Co., Ltd.	Holding	Ordinary	35.0	-	-
Total				16,871.1	12,536.1
Less Allowance for impairment of investments				(3,954.2)	-
Total investments in subsidiaries and associated companies - net				12,916.9	12,536.1

The Bank received shares transferred from troubled debt restructuring. As at June 30, 2002 and December 31, 2001, investment in Nawarat Pattanakarn PCL. (35.0% of paid-up share capital) was recorded as available-for-sale securities and investment in Bangkok Crystal Co., Ltd. (75.1% of paid-up share capital) and Sri-U-Thong Co., Ltd. (42.3% of paid-up share capital) were recorded as general investments, in addition, as at June 30, 2002, the bank received shares transferred from troubled debt restructuring from S.G. Land Co., Ltd. (34% of paid-up share capital), Thai Baroda Industry Co., Ltd. (31.3% of paid-up share capital), Nawa 84 Co., Ltd. (25% of paid-up share capital) and CBNP (Thailand) Co., Ltd. (20.8% of paid-up share capital) which were recorded as general securities, due to the Bank's intention to hold total such investments temporarily.

Information about financial position and results of operations which is summarized from the financial statements of subsidiary companies which are not included in the consolidated financial statements are as follows :

Baht : Million

	As at June 30, 2002 "Unaudited"			As at December 31, 2001 "Audited"		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Siam Commercial Development Co., Ltd.	34.94	-	34.94	347.36	0.13	347.23
Suthakarn Co., Ltd.	7.36	-	7.36	11.20	0.01	11.19
Thai Manpower Development Co., Ltd.	0.82	-	0.82	1.00	0.04	0.96
Prime Business Co., Ltd.	1.96	-	1.96	2.46	0.01	2.45
M&M Service Co., Ltd.	2.02	-	2.02	3.27	-	3.27
Sorathon Co., Ltd.	5.48	-	5.48	5.48	-	5.48
Satayu Co., Ltd.	0.02	20.08	(20.06)	0.03	19.60	(19.57)
Supapirom Co., Ltd.	2.00	-	2.00	2.00	-	2.00
SCB Advisory Service Co., Ltd.	8.24	0.03	8.21	8.24	0.03	8.21
SCB Research Co., Ltd.	48.84	8.37	40.47	54.55	2.35	52.20
Oredo Realty Inc.	-	-	-	-	-	-
	111.68	28.48	83.20	435.59	22.17	413.42

For the half years ended

	June 30, 2002 "Unaudited"				June 30, 2001 "Unaudited"			
	Revenue	Expenses	Net income (loss)	Earnings (loss) per share	Revenue	Expenses	Net income (loss)	Earnings (loss) per share
	Baht : Million	Baht : Million	Baht : Million	Baht	Baht : Million	Baht : Million	Baht : Million	Baht
Siam Commercial Development Co., Ltd.	-	312.32	(312.32)	(1,249.27)	0.55	0.02	0.53	2.11
Suthakarn Co., Ltd.	-	3.82	(3.82)	(3,824.50)	-	0.03	(0.03)	(30.00)
Thai Manpower Development Co., Ltd.	-	0.14	(0.14)	(13.87)	-	3.20	(3.20)	(320.36)
Prime Business Co., Ltd.	-	0.49	(0.49)	(979.82)	-	0.17	(0.17)	(335.33)
M&M Service Co., Ltd.	-	-	-	-	-	-	-	-
Sorathon Co., Ltd.	-	-	-	-	-	0.92	(0.92)	(919.05)
Satayu Co., Ltd.	-	0.49	(0.49)	(487.51)	0.02	0.53	(0.51)	(510.74)
Supapirom Co., Ltd.	-	-	-	-	-	-	-	-
SCB Advisory Service Co., Ltd.	-	-	-	-	-	-	-	-
SCB Research Co., Ltd.	1.13	4.85	(3.72)	(0.75)	20.20	12.29	7.91	1.58
Oredo Realty Inc.	-	-	-	-	-	-	-	-
	1.13	322.11	(320.98)		20.77	17.16	3.61	

Investments in companies other than subsidiaries and associated companies, of which the Bank holds more than 10% of the paid-up capital in each company, classified by industries, were as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Banking and finance	3,587	2,848	3,132	2,511
Manufacturing	37	324	30	316
Entertainment and recreation	879	361	879	361
Other	612	364	611	364
	5,115	3,897	4,652	3,552

As at June 30, 2002 and December 31, 2001, government bonds classified as available-for-sale securities of Baht 590.0 million, were pledged with the Government Housing Bank in order to comply with its agreement.

As at June 30, 2002, a subsidiary pledged debt securities classified as held-to-maturity securities amounting to Baht 28.0 million at par value with a government agency.

The Bank and its subsidiaries, which are financial institutions, have investments in a number of securities in which there were problems concerning the companies' financial positions and operating results. The Bank has made a provision for diminution in value of securities equal to the amount by which the aggregate cost exceeds the aggregate market value as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Common shares	1.4	-	1.4	1.4	-	1.4
Bonds	50.1	-	50.1	80.8	-	80.8
Finance companies controlled by and ordered by BOT to decrease and increase capital						
Bonds	15.0	15.0	-	14.9	14.7	-
Listed companies identified for delisting						
Common shares	489.2	159.6	207.4	497.8	413.8	207.4
Bonds	33.2	15.6	19.0	70.1	16.5	54.2
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	1,821.2	377.0	1,566.0	1,227.4	46.6	1,184.8
Bonds	213.4	93.4	119.3	35.0	25.8	11.9

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Cost	Market Value	Amount of Provision	Cost	Market Value	Amount of Provision
Finance companies ordered closed						
Bonds	-	-	-	30.8	-	30.8
Listed companies identified for delisting						
Common shares	470.7	158.8	192.9	475.2	409.8	193.0
Bonds	3.4	3.4	-	38.5	3.3	35.2
Non-listed companies whose operating results in line with the listed companies identified for delisting and have going concern issue						
Common shares / Preferred shares	1,743.2	339.7	1,520.6	1,196.4	23.1	1,175.7
Bonds	181.1	77.2	96.9	-	-	-

4.4.4 Disclosure of the statements of cash flows of Chatuchak Assets Management Co., Ltd.

In accordance with the BOT's letter number Sor Nor Sor Wor 53/2543 dated January 7, 2000, relating to the operation regulation of the asset management company ("AMC"), required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Chatuchak Assets Management Co., Ltd. are as follow :

Chatuchak Asset Management Co., Ltd.
Statements of Cash flows
For the half years ended June 30,

Baht : Million

	2002	2001
Cash flows from operating activities		
Net income (loss)	(97.4)	49.2
Items to reconcile net income (loss) to net cash received (paid) from operating activities :		
Bad debt and doubtful accounts (reversal)	129.6	(2.4)
Amortization of premium and discount on investment	(4.3)	1.1
Income (loss) from operations before changes in operating assets and liabilities	27.9	47.9
Operating assets (increase) decrease		
Investment in receivables	33.8	(0.8)
Accrued interest receivables	2.8	5.9
Properties foreclosed	(2.7)	-
Other assets	(0.5)	(0.4)
Operating liabilities increase (decrease)		
Other liabilities	0.4	(1.5)
Net cash provided by operating activities	61.7	51.1

	Baht : Million	
	2002	2001
Cash flows from investing activities		
Purchase of available-for-sale securities	(2,709.2)	(6,634.3)
Proceeds from sales of available-for-sale securities	2,648.0	6,584.8
Purchase of general investments	-	(1.0)
Net cash used in investing activities	(61.2)	(50.5)
Net increase in cash and cash equivalents	0.5	0.6
Cash and cash equivalents as at January 1,	6.0	6.2
Cash and cash equivalents as at June 30,	6.5	6.8

4.5 Loans and accrued interest receivables

4.5.1 Classified by product :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	**December 31, 2001**	**June 30, 2002**	**December 31, 2001**
Overdrafts	61,690	64,801	61,690	64,801
Loans	385,872	351,392	383,824	349,436
Bills	34,045	37,995	32,965	36,822
Others	5,799	5,757	5,116	5,208
Total	487,406	459,945	483,595	456,267
Add Accrued interest receivables	2,553	2,405	2,405	2,250
Less Allowance for doubtful accounts	(56,289)	(17,852)	(54,112)	(15,766)
Allowance for valuation adjustment from debt restructuring	(9,249)	(8,087)	(8,511)	(7,769)
Total	424,421	436,411	423,377	434,982

4.5.2 Classified by maturity :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	**December 31, 2001**	**June 30, 2002**	**December 31, 2001**
Up to 1 year*	219,015	266,715	215,316	264,512
Over 1 year	268,391	193,230	268,279	191,755
Accrued interest receivables	2,553	2,405	2,405	2,250
Total	489,959	462,350	486,000	458,517

*Including loans without contracts and past-due

4.5.3 Classified by currency and customer location :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			**December 31, 2001**		
	Domestic	**Foreign**	**Total**	**Domestic**	**Foreign**	**Total**
Baht	461,134	3	461,137	434,422	6	434,428
USD	11,023	6,020	17,043	11,770	6,915	18,685
Others	5,361	3,865	9,226	5,071	1,761	6,832
Accrued interest receivables			2,553			2,405
Total			489,959			462,350

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	457,921	3	457,924	431,429	6	431,435
USD	11,023	5,426	16,449	11,770	6,235	18,005
Others	5,361	3,861	9,222	5,071	1,756	6,827
Accrued interest receivables			2,405			2,250
Total			486,000			458,517

4.5.4 Classified by business type and classification :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,644	301	572	657	3,926	14,100
Manufacturing and commercial	165,336	5,117	5,039	6,517	32,534	214,543
Real estate and construction	54,164	1,650	2,174	2,252	22,076	82,316
Utilities and services	42,894	1,543	3,240	1,257	13,706	62,640
Housing loans	71,931	3,160	1,406	7,187	21,490	105,174
Others	5,167	131	557	820	1,958	8,633
Total	348,136	11,902	12,988	18,690	95,690	487,406
Accrued interest receivables	878	343	516	225	591	2,553
Total	349,014	12,245	13,504	18,915	96,281	489,959

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,940	533	482	701	2,606	13,262
Manufacturing and commercial	168,808	9,108	5,597	6,132	20,657	210,302
Real estate and construction	47,087	2,204	13,665	4,049	14,522	81,527
Utilities and services	35,440	2,581	3,090	4,275	4,889	50,275
Housing loans	67,001	3,731	2,418	6,310	17,673	97,133
Others	4,984	332	313	463	1,354	7,446
Total	332,260	18,489	25,565	21,930	61,701	459,945
Accrued interest receivables	871	318	472	213	531	2,405
Total	333,131	18,807	26,037	22,143	62,232	462,350

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,601	301	572	657	3,810	13,941
Manufacturing and commercial	162,991	5,021	4,998	6,420	31,825	211,255
Real estate and construction	57,275	1,587	2,155	2,196	21,358	84,571
Utilities and services	41,728	1,542	3,225	1,257	13,577	61,329
Housing loans	71,789	3,146	1,399	7,183	21,244	104,761
Others	4,942	132	537	819	1,308	7,738
Total	347,326	11,729	12,886	18,532	93,122	483,595
Accrued interest receivables	798	338	514	225	530	2,405
Total	348,124	12,067	13,400	18,757	93,652	486,000

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	Total
Agriculture and mining	8,919	533	482	671	2,510	13,115
Manufacturing and commercial	166,404	8,990	5,511	5,982	19,917	206,804
Real estate and construction	50,284	2,088	13,703	3,998	13,774	83,847
Utilities and services	34,376	2,582	3,089	4,269	4,730	49,046
Housing loans	66,830	3,720	2,408	6,300	17,422	96,680
Others	4,845	302	301	463	864	6,775
Total	331,658	18,215	25,494	21,683	59,217	456,267
Accrued interest receivables	791	306	467	204	482	2,250
Total	332,449	18,521	25,961	21,887	59,699	458,517

Due to inequilibrium in demand and supply of the real estate and construction industry, those who engage in such business are facing more difficulty in managing liquidity and in marketing which may affect their ability to repay the loans to the Bank. Nevertheless, real estate and construction loans are collateralized by land, building and construction in progress, appraised by independent appraisers and internal appraisers.

4.5.5 Loan Receivables

As at June 30, 2002, the Bank has considered recording Baht 35,112.0 million of loans and related allowance for doubtful accounts for the loans classified as doubtful loss as a written-back in the consolidated and the Bank's balance sheet in order to conform with the BOT's notification dated February 18, 2002, regarding worthless or irrecoverable assets with doubtful value of recovery (see Notes 2.4 and 4.1.2). Such loans had been previously written off in accordance with the BOT's notification dated September 21, 1999 regarding the requirement for the commercial bank to write off the bad debts.

The following pro forma information is provided to present the effects had the aforementioned loans and related allowance for doubtful accounts been recorded in the consolidated and Bank's financial statements for the year ended December 31, 2001, for comparison to the consolidated and the Bank's financial statements for the half year ended June 30, 2002.

4.5.5.1 Classified by product :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)
Overdrafts	64,801	-	64,801	64,801	-	64,801
Loans	351,392	33,915	385,307	349,436	33,915	383,351
Bills	37,995	254	38,249	36,822	254	37,076
Others	5,757	-	5,757	5,208	-	5,208
Total	459,945	34,169	494,114	456,267	34,169	490,436
Add Accrued interest receivables	2,405	388	2,793	2,250	388	2,638
Less Allowance for doubtful accounts	(17,852)	(34,557)	(52,409)	(15,766)	(34,557)	(50,323)
Allowance for valuation adjustment from debt restructuring	(8,087)	-	(8,087)	(7,769)	-	(7,769)
Total	436,411	-	436,411	434,982	-	434,982

4.5.5.2 Classified by business type and classification :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)	December 31, 2001 (As Reported)	Adjustments (If Recorded)	December 31, 2001 Adjusted (If Recorded)
Agriculture and mining	13,262	1,200	14,462	13,115	1,200	14,315
Manufacturing and commercial	210,302	15,377	225,679	206,804	15,377	222,181
Real estate and construction	81,527	6,410	87,937	83,847	6,410	90,257
Utilities and services	50,275	7,330	57,605	49,046	7,330	56,376
Housing loans	97,133	3,677	100,810	96,680	3,677	100,357
Others	7,446	175	7,621	6,775	175	6,950
Total	459,945	34,169	494,114	456,267	34,169	490,436
Accrued interest receivables	2,405	388	2,793	2,250	388	2,638
Total	462,350	34,557	496,907	458,517	34,557	493,074

4.5.6 Classified by type of classification :

Baht : Million

THE BANK'S FINANCIAL STATEMENTS June 30, 2002	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per requirement
Normal	348,123.5	181,704.7	1	1,817.0
Special Mention	12,066.7	5,908.5	2	118.2
Substandard	13,400.1	4,995.0	20	999.0
Doubtful	18,757.8	6,558.7	50	3,279.4
Doubtful Loss	93,652.6	38,526.7	100	38,526.7
Total	486,000.7	237,693.6		44,740.3
General allowance				9,371.5
Total				54,111.8

Baht : Million

THE BANK'S FINANCIAL STATEMENTS December 31, 2001	Loan and accrued interest	Loan and accrued interest (net of collateral per BOT's guideline)	Allowance per BOT's guideline %	Allowance per requirement
Normal	332,448.9	204,863.4	1	2,007.3
Special Mention	18,521.3	8,001.6	2	153.9
Substandard	25,960.7	15,142.6	20	833.7
Doubtful	21,887.3	8,705.3	50	4,356.8
Doubtful Loss	59,698.4	-	100	-
Total	458,516.6	236,712.9		7,351.7
General allowance				8,414.7
Total				15,766.4

As at June 30, 2002, the Bank has recorded allowance for doubtful accounts over the fully required according to the guideline of the BOT of Baht 9,371.5 million (December 31, 2001 : Baht 8,414.7 million) for which any further deterioration in assets' quality may incur.

In determining the extent of its non-performing loans, the Bank used the BOT criteria of non-payment of interest or principal for longer than three months from the date when interest or principal repayment was due. As of June 30, 2002, the Bank has non-performing loans (NPL) in the amount of Baht 82,820.7 million (December 31, 2001 : Baht 84,928.2 million), or 18.2% (December 31, 2001 : 18.5%) of total loans including loans to financial institutions, which were past due of interest or principal longer than three month based on each loan account.

The Bank classified its assets and made provision for loan loss according to the criteria specified in the BOT's Notification dated February 18, 2002 regarding worthless or irrecoverable assets or assets with doubtful value of recoverability. As of June 30, 2002, the Bank has loans classified as substandard, doubtful and doubtful loss, which consisted of principal amount, accrued interest receivable and other assets amounting to Baht 127,117.6 million (December 31, 2001 : Baht 108,679.4 million) or 25.9% (December 31, 2001 : 23.5%) of total classified loans. Such classified loans included the loans to financial institutions, which were past due of interest or principal longer than three months, based on each loan account including restructured loans.

As at June 30, 2002, Book Club Finance PCL. and Chatuchak Asset Management Co., Ltd. which are subsidiaries, have non performing loans of Baht 2,758.1 million (December 31, 2001 : Baht 2,712.0 million). The details of their classified loans according to the criteria specified in the Notification of the BOT are as follows :

Baht : Million

	June 30, 2002			
	Loan and accrued interest	**Loan and accrued interest (net of collateral per BOT's guideline)**	**Allowance per BOT's guideline %**	**Allowance per requirement**
Normal	4,468.5	3,527.5	1	6.8
Special Mention	227.6	208.7	2	4.2
Substandard	114.0	96.6	20	19.3
Doubtful	204.5	136.8	50	68.4
Doubtful Loss	3,001.3	1,991.3	100	2,030.6
Total	8,015.9	5,960.9		2,129.3
Less Allowance for doubtful account transferred				(1,414.2)
Allowance per requirement				715.1
General allowance				587.9
Total				1,303.0

Baht : Million

	December 31, 2001			
	Loan and accrued interest	**Loan and accrued interest (net of collateral per BOT's guideline)**	**Allowance per BOT's guideline %**	**Allowance per requirement**
Normal	4,378.2	3,582.9	1	33.6
Special Mention	267.3	201.4	2	4.0
Substandard	112.8	53.2	20	10.6
Doubtful	276.0	232.9	50	116.4
Doubtful Loss	3,012.8	1,951.3	100	1,993.1
Total	8,047.1	6,021.7		2,157.7
Less Allowance for doubtful account transferred				(1,508.8)
Allowance per requirement				648.9
General allowance				125.8
Total				774.7

The Bank had loans and accrued interest with borrowers who subsequently developed problems in their financial positions and operating results, causing their loans to become classified assets. The Bank has made appropriate provisions for loan losses as follows :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2002				December 31, 2001			
	No. of Companies	Loans Outstanding	Collateral	Amount of Provision	No. of Companies	Loans Outstanding	Collateral	Amount of Provision
Listed companies identified for delisting	26	4,188.3	1,428.4	1,689.1	23	3,646.2	1,386.1	1,267.8

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2002				December 31, 2001			
	No. of Companies	Loans Outstanding	Collateral	Amount of Provision	No. of Companies	Loans Outstanding	Collateral	Amount of Provision
Listed companies identified for delisting	20	4,001.0	1,420.7	1,477.5	17	3,408.8	1,363.2	1,042.0

4.5.7 Troubled debt restructuring

The consolidated and the Bank's financial statements for the half years ended June 30, 2002 and 2001, include the result of various types of troubled debt restructuring including transfer of assets and equity securities, changes in repayment condition, and mixed types as follows :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

	The Outstanding Debts		Transferred Assets	
	No. of Companies	Before Restructuring	Types	Fair Value
Types of Restructuring				
Debt restructuring in various forms	657	7,557.7	Immovable properties and shares	26.0
Changes of repayment conditions	3,146	8,815.0		
Total	3,803	16,372.7		

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2001

	The Outstanding Debts		Transferred Assets	
	No. of Companies	Before Restructuring	Types	Fair Value
Types of Restructuring				
Debt restructuring in various forms	730	12,072.7	Immovable properties and shares	1,174.4
Changes of repayment conditions	1,371	4,799.8		
Total	2,101	16,872.5		

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

	The Outstanding Debts		Transferred Assets	
	No. of Companies	Before Restructuring	Types	Fair Value
Types of Restructuring				
Debt restructuring in various forms	633	7,129.5	Immovable properties and shares	13.3
Changes of repayment conditions	3,125	8,303.5		
Total	3,758	15,433.0		

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS June 30, 2001			
	The Outstanding Debts		Transferred Assets	
	No. of Companies	Before Restructuring	Types	Fair Value
Types of Restructuring				
Debt restructuring in various forms	727	11,996.5	Immovable properties and shares	1,149.8
Changes of repayment conditions	1,330	3,716.0		
Total	2,057	15,712.5		

For the half year ended June 30, 2002, the Bank has outstanding debts after restructruing of Baht 15,874.2 million (June 30, 2001: Baht 14,761.9 million) in the consolidated financial statements and Baht 14,982.3 million (June 30, 2001 : Baht 13,626.5 million) in the Bank's financial statements.

As at June 30, 2002, the Bank has outstanding loans to the restructured debtors and accrued interest of Baht 152,238.7 million (December 31, 2001: Baht 163,472.6 million) in the consolidated financial statements and Baht 149,050.6 million (December 31, 2001 : Baht 160,029.1 million) in the Bank's financial statements.

Information relating to restructured debtors for the half years ended June 30, 2002 and 2001 are as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2002	2001	2002	2001
Interest income recognized in the statement of income	3,249.4	2,867.9	3,177.0	2,783.5
Loss from debt restructuring recognized in the statement of income	472.5	936.2	437.4	936.2
Cash collection	4,789.6	4,739.1	4,587.3	4,550.3
Additional loans to restructured debtors	67.7	4.1	67.7	4.1

4.5.8 Transfer of loan receivables

For the half year ended June 30, 2002 and for the year ended December 31, 2001 the Bank transferred a portion of sub-quality assets with a book value of Baht 3,510.0 million and Baht 7,477.3 million, respectively (net of allowance for doubtful of Baht 588.5 million and Baht 6,062.1 million, respectively) to TAMC according to the Asset Transfer Agreement and Chatuchak Assets Management Co., Ltd. which is Bank's subsidiary also transferred sub-quality assets with a book value of Baht 498.7 million (net of allowance for doubtful of Baht 340.9 million) to the TAMC. The Bank and its subsidiary have not received the promissory note for transferring such assets because it is in the process of reviewing and considering the information by TAMC (see Notes 4.1.2, 4.4.1 and 4.19).

4.6 Allowance for doubtful accounts

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,037	157	834	4,440	743	9,641	17,852
Bad debt and doubtful accounts	(218)	(37)	173	(1,128)	5,168	1,433	5,391
Bad debt recovered	-	-	-	-	254	-	254
Bad debt written off	-	-	-	-	(1,894)	-	(1,894)
Others	-	-	-	-	35,259	(573)	34,686
Ending balance	1,819	120	1,007	3,312	39,530	10,501	56,289

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,106	348	1,459	2,794	716	10,215	17,638
Bad debt and doubtful accounts	(69)	(191)	(625)	1,646	8,568	(5,246)	4,083
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,823)	-	(9,823)
Others	-	-	-	-	167	4,672	4,839
Ending balance	2,037	157	834	4,440	743	9,641	17,852

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,007	154	834	4,357	-	8,414	15,766
Bad debt and doubtful accounts	(190)	(36)	165	(1,078)	5,053	1,259	5,173
Bad debt recovered	-	-	-	-	254	-	254
Bad debt written off	-	-	-	-	(1,892)	-	(1,892)
Others	-	-	-	-	35,112	(301)	34,811
Ending balance	1,817	118	999	3,279	38,527	9,372	54,112

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Normal	Special Mention	Substandard	Doubtful	Doubtful Loss	General	Total
Beginning balance	2,072	348	1,459	2,777	-	8,501	15,157
Bad debt and doubtful accounts	(65)	(194)	(625)	1,580	8,354	(5,263)	3,787
Bad debt recovered	-	-	-	-	1,115	-	1,115
Bad debt written off	-	-	-	-	(9,592)	-	(9,592)
Others	-	-	-	-	123	5,176	5,299
Ending balance	2,007	154	834	4,357	-	8,414	15,766

Revaluation allowance for debt restructuring are as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Beginning balance	8,087.2	7,910.4	7,768.6	7,651.4
Increase during the year	1,161.9	176.8	742.5	117.2
Ending balance	9,249.1	8,087.2	8,511.1	7,768.6

4.7 Classified assets

The Bank, Book Club Finance PCL, and Chatuchak Assets Management Co., Ltd. have the classified assets which consist of loans including financial institutions and accrued interest income, investments, property foreclosed and other assets as follows :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other assets	Total
Normal	348,535.8	4,026.8	-	-	-	352,562.6
Special Mention	12,244.7	-	-	-	-	12,244.7
Substandard	13,485.7	-	-	-	-	13,485.7
Doubtful	18,880.6	-	-	-	-	18,880.6
Doubtful Loss	95,660.4	-	9,870.8	1,358.2	39.4	106,928.8
	488,807.2	4,026.8	9,870.8	1,358.2	39.4	504,102.4

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other assets	Total
Normal	332,627.0	2,787.5	-	-	-	335,414.5
Special Mention	18,769.4	-	-	-	-	18,769.4
Substandard	26,020.8	-	-	-	-	26,020.8
Doubtful	22,149.0	-	-	-	-	22,149.0
Doubtful Loss	61,585.9	-	10,692.6	1,030.2	39.7	73,348.4
	461,152.1	2,787.5	10,692.6	1,030.2	39.7	475,702.1

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
June 30, 2002

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other assets	Total
Normal	348,123.5	4,026.8	-	-	-	352,150.3
Special Mention	12,066.7	-	-	-	-	12,066.7
Substandard	13,400.1	-	-	-	-	13,400.1
Doubtful	18,757.8	-	-	-	-	18,757.8
Doubtful Loss	93,652.6	-	9,870.8	1,336.0	39.4	104,898.8
	486,000.7	4,026.8	9,870.8	1,336.0	39.4	501,273.7

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
December 31, 2001

	Loans and accrued interest income	Loans to financial institution and accrued interest income	Investments	Property foreclosed	Other assets	Total
Normal	332,448.9	2,787.5	-	-	-	335,236.4
Special Mention	18,521.3	-	-	-	-	18,521.3
Substandard	25,960.7	-	-	-	-	25,960.7
Doubtful	21,887.3	-	-	-	-	21,887.3
Doubtful Loss	59,698.4	-	10,692.6	1,014.9	39.7	71,445.6
	458,516.6	2,787.5	10,692.6	1,014.9	39.7	473,051.3

4.8 Properties foreclosed

As at June 30, 2002 and December 31, 2001, properties foreclosed consist of the following :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

Type of properties foreclosed	Beginning balance	Increasing	Selling	Ending balance
Foreclosure assets				
Immovable assets	12,102	1,088	(548)	12,642
Movable assets	2	-	-	2
Total	12,104	1,088	(548)	12,644
Others	615	-	(106)	509
Total property foreclosed	12,719	1,088	(654)	13,153
Less Allowance for impairment of assets	(1,030)	(337)	-	(1,367)
Total property foreclosed, net	11,689	751	(654)	11,786

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

Type of properties foreclosed	Beginning balance	Increasing	Selling	Ending balance
Foreclosure assets				
Immovable assets	9,895	3,999	(1,792)	12,102
Movable assets	2	-	-	2
Total	9,897	3,999	(1,792)	12,104
Others	864	61	(310)	615
Total property foreclosed	10,761	4,060	(2,102)	12,719
Less Allowance for impairment of assets	(955)	(75)	-	(1,030)
Total property foreclosed, net	9,806	3,985	(2,102)	11,689

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

Type of properties foreclosed	Beginning balance	Increasing	Selling	Ending balance
Foreclosure assets				
Immovable assets	11,805	1,080	(538)	12,347
Others	615	-	(106)	509
Total property foreclosed	12,420	1,080	(644)	12,856
Less Allowance for impairment of assets	(1,015)	(330)	-	(1,345)
Total property foreclosed, net	11,405	750	(644)	11,511

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

Type of properties foreclosed	Beginning balance	Increasing	Selling	Ending balance
Foreclosure assets				
Immovable assets	9,759	3,837	(1,791)	11,805
Others	864	61	(310)	615
Total property foreclosed	10,623	3,898	(2,101)	12,420
Less Allowance for impairment of assets	(944)	(71)	-	(1,015)
Total property foreclosed, net	9,679	3,827	(2,101)	11,405

4.9 Premises and equipment :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

	Cost: Beginning balance	Cost: Additions	Cost: Disposals	Cost: Other	Cost: Ending balance	Accumulated depreciation: Beginning balance	Accumulated depreciation: Depreciation	Accumulated depreciation: Disposals	Accumulated depreciation: Other	Accumulated depreciation: Ending balance	Allowance for impairment of assets	Net premises and equipment
Land												
Cost	5,762	-	(2)	(2)	5,758	-	-	-	-	-	(461)	5,297
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	15,220	1	(15)	71	15,277	(5,356)	(366)	8	(14)	(5,728)	(313)	9,236
Appraisal increase (year 2000)	4,085	-	-	-	4,085	(122)	(62)	-	-	(184)	-	3,901
Equipment	10,995	278	(36)	(68)	11,169	(9,173)	(387)	26	67	(9,467)	-	1,702
Others	13	33	(1)	-	45	(2)	-	-	-	(2)	-	43
Total	40,696	312	(54)	1	40,955	(14,653)	(815)	34	53	(15,381)	(774)	24,800

Depreciation for the half year ended - June 30, 2002	758
- June 30, 2001	852

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

	Cost: Beginning balance	Cost: Additions	Cost: Disposals	Cost: Other	Cost: Ending balance	Accumulated depreciation: Beginning balance	Accumulated depreciation: Depreciation	Accumulated depreciation: Disposals	Accumulated depreciation: Other	Accumulated depreciation: Ending balance	Allowance for impairment of assets	Net premises and equipment
Land												
Cost	4,147	-	(2)	2	4,147	-	-	-	-	-	(461)	3,686
Appraisal increase (year 2000)	4,621	-	-	-	4,621	-	-	-	-	-	-	4,621
Premises												
Cost	9,832	1	(9)	6	9,830	(3,642)	(236)	2	-	(3,876)	(313)	5,641
Appraisal increase (year 2000)	4,085	-	-	-	4,085	(122)	(62)	-	-	(184)	-	3,901
Equipment	10,328	249	(16)	(65)	10,496	(8,700)	(357)	10	65	(8,982)	-	1,514
Others	12	31	-	-	43	-	-	-	-	-	-	43
Total	33,025	281	(27)	(57)	33,222	(12,464)	(655)	12	65	(13,042)	(774)	19,406

Depreciation for the half year ended - June 30, 2002	597
- June 30, 2001	687

4.10 Other Assets

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS June 30, 2002	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001	THE BANK'S FINANCIAL STATEMENTS June 30, 2002	THE BANK'S FINANCIAL STATEMENTS December 31, 2001
Interest receivable on investments	1,089	1,858	1,072	1,833
Customer insurance premium and legal deposits with court	959	932	958	932
Leasehold improvements - net	738	822	502	522
Others	1,994	1,679	647	734
Total	4,780	5,291	3,179	4,021

4.11 Deposits

4.11.1 Classified by product :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Demand	18,424	17,174	18,157	16,872
Savings	202,694	182,414	200,161	180,244
Fixed				
Less than 6 months	263,307	280,994	261,447	278,647
6 months and up to 1 year	24,330	25,890	23,931	25,804
Over 1 year	88,286	86,699	88,166	86,594
Negotiable certificates of deposit	9,161	12,809	9,181	12,829
Total	606,202	605,980	601,043	600,990

4.11.2 Classified by maturity :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Up to 1 year*	562,548	560,735	557,369	555,724
Over 1 year	43,654	45,245	43,674	45,266
Total	606,202	605,980	601,043	600,990

*Including past-due agreements.

4.11.3 Classified by currency and customer location :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	593,336	749	594,085	587,855	545	588,400
USD	8,072	3,568	11,640	8,595	7,373	15,968
Others	351	126	477	464	1,148	1,612
Total	601,759	4,443	606,202	596,914	9,066	605,980

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Baht	591,033	749	591,782	585,370	545	585,915
USD	5,237	3,569	8,806	6,104	7,372	13,476
Others	329	126	455	451	1,148	1,599
Total	596,599	4,444	601,043	591,925	9,065	600,990

4.12 Interbank and money market items (Liabilities)

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	1,400	1,400	-	1,283	1,283
Commercial banks	345	1	346	357	198	555
Other banks	21	778	799	26	1,140	1,166
Finance companies, Finance and securities companies, Securities companies and Credit Foncier companies	2,603	159	2,762	1,416	190	1,606
Other financial institutions	2,059	1,878	3,937	1,257	1,873	3,130
Total domestic items	5,028	4,216	9,244	3,056	4,684	7,740
Foreign items :						
USD	737	2,745	3,482	349	2,413	2,762
YEN	-	1,042	1,042	17	-	17
DM	-	-	-	2	-	2
Others	128	61	189	600	295	895
Total foreign items	865	3,848	4,713	968	2,708	3,676
Total domestic and foreign items	5,893	8,064	13,957	4,024	7,392	11,416

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2002			December 31, 2001		
	Demand	Time	Total	Demand	Time	Total
Domestic items :						
Bank of Thailand and Financial Institutions Development Fund	-	1,400	1,400	-	1,283	1,283
Commercial banks	301	1	302	316	198	514
Other banks	21	778	799	26	1,140	1,166
Finance companies, Finance and securities companies, Securities companies and Credit Foncier companies	2,592	159	2,751	1,373	190	1,563
Other financial institutions	2,059	1,878	3,937	1,257	1,873	3,130
Total domestic items	4,973	4,216	9,189	2,972	4,684	7,656
Foreign items :						
USD	737	2,745	3,482	349	2,413	2,762
YEN	-	1,042	1,042	17	-	17
DM	-	-	-	2	-	2
Others	152	61	213	663	295	958
Total foreign itmes	889	3,848	4,737	1,031	2,708	3,739
Total domestic and foreign items	5,862	8,064	13,926	4,003	7,392	11,395

4.13 Securities sold under repurchase agreements

As at June 30, 2002, the Bank has securities sold under repurchase agreements in the consolidated financial statements of Baht 20 million (December 31, 2001 : 10 million) and in bank's financial statements of Baht 10 million.

4.14 Long term borrowings

Long term borrowings consist of :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds	4,730	3,810	8,540	4,730	3,810	8,540
Subordinated notes	9,032	7,966	16,998	9,032	8,314	17,346
Others	22	-	22	30	-	30
Total	13,784	11,776	25,560	13,792	12,124	25,916

Baht : Million

THE BANK'S FINANCIAL STATEMENTS	June 30, 2002			December 31, 2001		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Subordinated convertible bonds	4,730	3,810	8,540	4,730	3,810	8,540
Subordinated notes	8,638	7,966	16,604	8,638	8,314	16,952
Others	22	-	22	30	-	30
Total	13,390	11,776	25,166	13,398	12,124	25,522

On November 29, 1993, the shareholders passed a resolution to issue up to US$ 180.0 million subordinated convertible bonds in the foreign market, such bonds can be redeemed or converted into ordinary shares within 10 years. In January, 1994 the Bank offered US$ 160.0 million or approximately Baht 4,088.0 million of subordinated convertible bonds to foreign investors at an interest rate of 3.25 percent per annum and conversion price equal to Baht 254 at an exchange rate of US$ 1 to Baht 25.55 on the condition that the Bank may convert or redeem the bonds before maturity. The conversion price was adjusted to Baht 223.51 effective from December 9, 1997. As at June 30, 2002 and December 31, 2001 the amount of subordinated convertible bonds which have not been converted are Baht 3,809.9 million. The ordinary shares of 20 million shares are reserved as accommodation for the convertible bonds (see Note 4.16.2).

On December 29, 1994 the Bank issued subordinated notes of Yen 5,000 million, repayable in 10 years, with interest rate of 5.6% per annum, payable annually.

On March 15, 1996, the Bank issued subordinated notes of US$ 150 million, repayable in 10 years, with interest rate of 7.5% per annum, payable twice a year.

On October 16, 1998, the Bank issued subordinated convertible bonds for Baht 6,000 million to domestic investors, at an interest rate of the highest rate of the Bank's three-month fixed deposit plus 1.25 percent per annum. Such bonds can be redeemed or converted into ordinary shares within 7 years. The conversion price is Baht 30. The ordinary shares of 200 million shares are reserved as accommodation for the convertible bonds. As at June 30, 2002, convertible bonds which have not yet been converted are Baht 4,729.9 million (December 31, 2001 : Baht 4,729.9 million).

As at June 30, 2002 and December 31, 2001 the Bank has issued several subordinated bonds at totaling Baht 8,638.0 million, repayable in the years 2009-2010, with fixed interest rates ranging between 3.5% - 6% per annum, payable annually.

4.15 Other Liabilities

				Baht : Million
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Accrued expenses	2,118	2,158	1,901	1,885
Marginal deposit	438	330	426	200
Withholding tax payable	180	265	176	237
Other	1,787	1,219	335	324
Total	4,523	3,972	2,838	2,646

4.16 Share capital

4.16.1 Preferred shares and its cover warrants

On May 10, 1999, the Bank issued 2,500 million shares of non-cumulative convertible voting preferred shares at Baht 26 each; 1,250 million shares were issued to the Ministry of Finance and another 1,250 million shares were issued together with covered warrants to other investors. One covered warrant has the right to purchase one preferred share from the Ministry of Finance within 3 years at Baht 29.46 each. They were matured since May 10, 2002 and there were no applications to exercise the warrants.

After the Bank has available profit after loan loss provision, no accumulated loss and adequate capital fund, the holders of preferred shares have preferential right to receive a non-cumulative dividend of 5.25% of the issued price, or Baht 1.37 per annum per share before the dividend payment to ordinary shares. However, it may have some events incurred causing the Bank to pay dividend less than such rate. In the year that the ordinary shareholders are paid dividends at the rate higher than that paid to the preferred shareholders, the Bank shall pay a dividend to the preferred shareholders equal to the dividend paid to the ordinary shareholders.

The preferred shares are the convertible preferred shares which the preferential right will be terminated on May 9, 2009. At the termination date, the preferred shares must be converted to ordinary shares. However, in the case that the preferred shareholders want to exercise their convertible rights, it can be done at the end of each quarter.

As at June 30, 2002, unissued authorized preferred shares are as follows :

- 116 million preferred shares are reserved to accommodate possible exercise of the warrants that were issued in accordance with the resolution of the extraordinary shareholders' meeting No.1/1997 on November 28, 1997. On June 22, 1999, the Bank issued 115,000,883 warrants, expired within 5 year, at subscription price of Baht 38.70 per share. As at June 30, 2002, 115,942,333 prefered shares (December 31, 2001 : 115,942,333 shares) are reserved and 114,943,216 warrants (December 31, 2001 : 114,943,216 warrants) are outstanding.
- 150 million shares are reserved to accommodate possible exercise of the staff warrants which may be issued in accordance with the resolution of the 177th ordinary shareholders' meeting on April 3, 2000. As at June 30, 2002, the staff warrants have not yet been issued.
- 3,521,658,263 preferred shares (December 31, 2001 : 3,556,887,122) are registered to be offered for sales at private placement but not yet issued and called up.

4.16.2 Ordinary shares

As at June 30, 2002, unissued ordinary shares, which have been approved at the extraordinary meeting No. 1/1999 on March 10, 1999, are as follows :

- 20 million shares are to be accommodated for possible conversion of the subordinated convertible bonds (see note 4.14) that were issued and sold in foreign markets according to the resolution of the extraordinary shareholder's meeting No.3/1993 dated November 29, 1993. As at June 30, 2002 and December 31, 2001, 18,905,074 shares are outstanding.

- 200 million shares are to be accommodated for possible conversion of subordinated convertible bonds (see note 4.14) that were issued and sold in domestic markets according to the resolution of the extraordinary shareholders' meeting No.1/1998 dated July 2, 1998. As at June 30, 2002, parts of subordinated convertible bonds were converted to 42,336,975 ordinary shares (December 31, 2001 : 42,336,975 shares) at Baht 30 each and 157,663,025 ordinary shares (December 31, 2001 : 157,663,025 shares) are outstanding.

4.16.3 Capital Funds

The Bank and the subsidiaries which are financial institutions are subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank and the subsidiaries must satisfy specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated in accordance with regulatory accounting practices. The Bank's and the subsidiaries' capital amounts and classification are also subject to qualitative judgements by the BOT and as to components, risk weightings, and other factors. These capital and regulatory requirements are subject to change, as considered necessary by the BOT.

The Bank maintains its capital funds as a proportion of risk assets in accordance with the criteria, methodologies, and conditions prescribed by the Bank of Thailand. As at June 30, 2002 and December 31, 2001, the Bank's total capital funds can be categorized as follows :

		Baht : Million
	THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001
Tier 1 Capital		
Issued and paid-up share capital	31,311	31,311
Premium on share capital	55,563	55,563
Legal reserve	695	695
Others	23,081	23,081
Net loss after appropriations	(62,062)	(62,467)
Total Tier 1 Capital	48,588	48,183
Tier 2 Capital		
Unrealized increment per assets appraisal	5,185	5,216
Subordinated convertible bonds	3,600	4,362
Subordinated notes	13,046	14,582
Allowance for classified assets of "normal" category and excess allowance	5,826	5,879
Total Tier 2 Capital	27,657	30,039
Less Investment in other financial institutions' Tier 2 Capital	(259)	(299)
Total Capital Funds	75,986	77,923
Total Capital / Total Risk Assets	16.3%	16.6%
Total Tier 1 Capital / Total Risk Assets	10.4%	10.3%
Total Tier 2 Capital / Total Risk Assets	5.9%	6.3%

4.17 Legal reserve

Under the Public Companies Act, the Bank and its subsidiaries which are public companies are required to set aside as legal reserve at least 5% of its net income net of accumulated deficit brought forward (if any) until the reserve is not less than 10% of the registered capital.

According to the Civil and Commercial Code, subsidiaries which are public companies must appropriate to a reserve fund of each distribution of dividend at least 5% of the profit arising from the business of the company until the reserve fund reaches 10% of the capital of the company. Such reserve fund is not available for distribution as dividend.

4.18 Other reserves

As at June 30, 2002 and December 31, 2001 other reserves amounting to Baht 23,081 million is set without having specific objective.

4.19 Contingencies

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,472	-	1,472	1,064	-	1,064
Guarantees of loans	309	1,833	2,142	358	3,399	3,757
Liability under unmatured import bills	302	2,507	2,809	255	3,004	3,259
Other guarantees	35,802	11,038	46,840	36,159	9,800	45,959
Letters of credit	420	7,990	8,410	827	7,986	8,813
Exchange rate Contracts						
Bought	-	56,533	56,533	-	51,764	51,764
Sold	-	145,406	145,406	-	130,719	130,719
Interest rate contracts						
Bought	18,913	26,270	45,183	1,890	13,479	15,369
Sold	18,913	27,598	46,511	1,890	15,247	17,137
Amount of unused bank overdraft	60,905	125	61,030	59,551	124	59,675
Other	21	404	425	21	617	638
Total	137,057	279,704	416,761	102,015	236,139	338,154

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2002			December 31, 2001		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals to bills	1,472	-	1,472	1,064	-	1,064
Guarantees of loans	309	1,833	2,142	358	3,399	3,757
Liability under unmatured import bills	302	2,507	2,809	255	3,004	3,259
Other guarantees	35,802	11,012	46,814	36,159	9,800	45,959
Letters of credit	420	7,948	8,368	827	7,903	8,730
Exchange rate contracts						
Bought	-	56,533	56,533	-	51,764	51,764
Sold	-	145,406	145,406	-	130,719	130,719
Interest rate contracts						
Bought	18,913	26,270	45,183	1,890	13,479	15,369
Sold	18,913	27,598	46,511	1,890	15,247	17,137
Amount of unused bank overdraft	60,905	-	60,905	59,551	-	59,551
Other	-	376	376	-	565	565
Total	137,036	279,483	416,519	101,994	235,880	337,874

As at June 30, 2002 and December 31, 2001, the Bank has contingencies in the same amount of Baht 338.2 million, in connection with finance companies whose operations were closed down permanently by the Ministry of Finance on December 8, 1997.

As at June 30, 2002 and December 31, 2001, the Bank has intention to provide financial support to a subsidiary which is a financial institution in Thailand to continue as a going concern for at least 12 months.

On October 12, 2001, the Bank entered into an Asset Transfer Agreement with the Thai Asset Management Corporation ("TAMC"). Under the agreement, the Bank will transfer sub-quality assets including right over the collateral to TAMC at terms and conditions specified in the agreement. The price of transferred loans shall equal the value of the collateral which should not exceed the book value of such loans. The Bank and TAMC reserve the right to request for reappraisal under specified term. Once TAMC and the Bank agree with the price, the Bank will receive a non-negotiable promissory note from TAMC. The note matures in 10 years from issuing date with the interest rate calculated based on the average rate of deposits. The note is avaled by Financial Institution Development Fund (see Notes 4.1.2, 4.4.1 and 4.5.8).

The Bank and TAMC agreed to recognize any profits and losses from the management of the sub-quality assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits and losses shall be calculated based on all accumulated asset recoveries on cash basis up to the date of calculation of such profits and losses less the transfer costs and other operating expenses incurred by TAMC including all interest paid by TAMC to the Bank. In addition, pursuant to the TAMC Decree B.E. 2544, in case when the profits are realized, the first portion of the profits, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be allocated in half between TAMC and the Bank. The second portion of the profits will be given to the Bank. The two portions of the profits combined together shall not exceed the difference between the book value of sub-quality assets and transfer price of sub-quality assets transferred to TAMC. The residual amount of profit portion will be all given to TAMC. The Bank will take the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC. The residual amount of the first portion of losses, not exceeding 20% of the transferred price of sub-quality assets transferred to TAMC, will be shared in half between TAMC and the Bank. The residual amount of the loss portions will be absorbed by TAMC.

4.20 Earning (loss) Per Share

Earning per share for the half years ended June 30, 2002 and 2001, are calculated as follows :

	Net Income		Weighted Average Number of Common Shares		Earning Per Share	
	2002 Million Baht	2001 Million Baht	2002 Million Shares	2001 Million Shares	2002 Baht	2001 Baht
Basic earning per share						
Net income	691	1,104	926	764	0.75	1.44
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	2,205	2,366		
Diluted earnings per share						
(Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	691	1,104	3,131	3,130	0.22	0.35

Earning per share for the quarters ended June 30, 2002 and 2001, which have not been audited are calculated as follows :

	Net Income "Unaudited"		Weighted Average Number of Common Shares "Unaudited"		Earning Per Share "Unaudited"	
	2002	2001	2002	2001	2002	2001
	Million Baht	Million Baht	Million Shares	Million Shares	Baht	Baht
Basic earning per share						
Net income	363	546	972	786	0.37	0.69
Effect of diluted equivalent ordinary shares						
Preferred shares	-	-	2,159	2,345		
Diluted earnings per share						
(Income available to ordinary shareholders plus assumed conversions of preferred shares and subordinated convertible bonds)	363	546	3,131	3,131	0.12	0.17

As the Bank still has accumulated deficit, the participating right of the preferred shares has not been taken into consideration in calculating basic earnings per share for the periods ended June 30, 2002 and 2001.

4.21 Related-party transactions

The Bank has business transactions with related parties or persons as indicated below. Interest rate of staff loans under the staff welfare scheme is quoted in accordance with the Bank's regulations.

Interest rate and other pricing for other related parties are quoted at the same rate as in the normal business with the same business condition as general customers.

4.21.1 Loans and commitments to certain officers from the levels of departmental managers upward and the companies in which they or the Bank or the Bank's directors own at least 10% of each Company's paid-up capital are as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Companies with at least 10% ownership				
Loans				
Balance as at June 30, 2002 and December 31, 2001	21,102	21,032	24,913	24,993
Deposits				
Balance as at June 30, 2002 and December 31, 2000	2,352	3,167	2,766	3,411
Commitments				
Balance as at June 30, 2002 and December 31, 2001	4,894	5,855	4,917	5,880
Officers from departmental managers upward				
Loans				
Balance as at June 30, 2002 and December 31, 2001	127	113	127	113
Deposits				
Balance as at June 30, 2002 and December 31, 2001	272	181	272	181

4.21.2 Investments in subsidiaries and associated companies are described in Note 4.4.3. Investments in related companies in which the Bank is a shareholder and/or management are directors as at June 30, 2002 and December 31, 2001, were as follows :

Baht : Million

		June 30, 2002					
		THE CONSOLIDATED FINANCIAL STATEMENTS			THE BANK'S FINANCIAL STATEMENTS		
Company	Type of Business	Paid-up Capital	Percentage of Ownership	Net Investment	Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
The Siam Administrative Management Co., Ltd.	Services	30	10.7	6	30	10.7	6
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	5,750	13.6	879	5,750	13.6	879
Nawarat Pattanakarn PCL.	Real Estate	1,813	35.0	247	1,813	35.0	247
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	June 30, 2002 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Related Companies (Shareholding through debt restructure process) (continued)							
Siam General Factoring PCL.	Finance	683	12.7	56	683	12.7	56
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	225	34.0	-	225	34.0	-
Wongpaitoon PCL.	Industry	6,328	14.1	-	6,328	14.1	-
Sri U Thong Co., Ltd.	Real Estate	1,092	42.1	-	1,092	42.1	-
Siam Media & Communication Co., Ltd.	Entertainment	700	33.3	-	700	33.3	-
Siam Sat Net work Co., Ltd.	Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL.	Insurance	120	15.8	195	120	15.8	195
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
BNH Medical Centre Co., Ltd.	Hospital	186	13.0	42	186	13.0	42
Nawa 84 Co., Ltd.	Other	1,203	25.0	137	1,203	25.0	137
				1,788			1,788

Baht : Million

Company	Type of Business	December 31, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Finance & Insurance							
Dhanamit Factoring Co., Ltd.	Finance	40	10.0	4	40	10.0	4
SCB Holding Co., Ltd.	Finance	30	15.0	5	30	15.0	5
Services							
Siam Cosmos Service Co., Ltd.	Consultant	6	10.0	1	6	10.0	1
BNH Medical Centre Co., Ltd.	Hospital	744	11.9	16	744	11.9	16

Baht : Million

Company	Type of Business	December 31, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Services (continued)							
Angthong Sugar Terminal Co., Ltd.	Warehousing	50	10.0	5	50	10.0	5
Narathiwat Thani Co., Ltd.	Services	180	10.0	2	180	10.0	2
Pattanadhorn Co., Ltd.	Services	48	10.0	3	48	10.0	3
Siam Technology Service Co., Ltd.	Consultant	30	10.0	-	30	10.0	-
The Siam Administrative Management Co., Ltd.	Services	30	10.7	6	30	10.7	6
Thai International Rent a Car Co., Ltd.	Services	75	16.9	7	75	16.9	7
Asian Marine Services PCL.	Services	170	10.0	7	170	10.0	7
Real Estate							
Nantawan Co., Ltd.	Construction	10	12.5	77	10	12.5	77
TSS real Estate Co., Ltd.	Real Estate	503	40.0	-	503	40.0	-
Others							
Singburi Sugar Co., Ltd.	Industry	75	19.0	-	75	19.0	-
Sino-Thai Resources Development PCL.	Mining	130	10.0	-	130	10.0	-
Fortis Co., Ltd.	Commerce	40	10.0	4	40	10.0	4
Navuti Co., Ltd.	Agriculture	60	10.0	-	60	10.0	-
Siam Commercial Development Co., Ltd.	Commerce	15	10.0	-	15	10.0	-
Sea Minerals Co., Ltd.	Industry	72	10.0	1	72	10.0	1
Siam Press Management Co., Ltd.	Industry	60	10.0	6	60	10.0	6
Suthakarn Co., Ltd.	Commerce	-	10.0	-	-	10.0	-
Thai U.S. Leather Co., Ltd.	Industry	194	10.0	-	194	10.0	-
Siam Cement Myanmar Trading Ltd. (Myanmar)	Industry	KYAT 1	10.0	1	KYAT 1	10.0	1
Related Companies (Shareholding through debt restructure process)							
ITV PCL.	Entertainment	4,250	18.5	361	4,250	18.5	361
Nawarat Pattanakarn PCL.	Real Estate	1,813	35.8	156	1,813	35.8	156
Puen Pob Paet Co., Ltd.	Medical	1	11.3	-	1	11.3	-
CBNP (Thailand) Ltd.	Other	-	20.8	-	-	20.8	-
Siam General Factoring PCL.	Finance	683	12.7	13	683	12.7	13
Bangkok Crystal Co., Ltd.	Industry	500	75.1	-	500	75.1	-
SG Land Co., Ltd.	Real Estate	6	12.0	-	6	12.0	-
Wongpaitoon PCL.	Industry	6	14.1	276	6	14.1	276
Sri U Thong Co., Ltd.	Real Estate	1,092	42.3	-	1,092	42.3	-

KYAT = KYAT Currency

Baht : Million

Company	Type of Business	December 31, 2001 THE CONSOLIDATED FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment	THE BANK'S FINANCIAL STATEMENTS Paid-up Capital	Percentage of Ownership	Net Investment
Related Companies (Shareholding through debt restructure process) (continued)							
Siam Media & Communication Co., Ltd.	Entertainment	700	33.3	-	700	33.3	-
Siam Sat network Co., Ltd.	Communication	113	27.2	-	113	27.2	-
The Dheves Insurance PCL.	Insurance	120	15.8	177	120	15.8	177
Fuel Pipeline Transportation Co., Ltd.	Services	1,592	16.7	-	1,592	16.7	-
Sonoco Asia corporation (Thailand) Ltd.	Industry	185	15.0	24	185	15.0	24
Supapirom Co., Ltd.	Food Fair	37	70.6	-	37	70.6	-
Alcan Nikkei Thai Co., Ltd.	Industry	100	12.4	9	100	12.4	9
Donmuang International Airport Hotel Co., Ltd.	Services	120	17.0	86	120	17.0	86
Thai Baroda Industry Co., Ltd.	Industry	905	31.3	-	905	31.3	-
				1,247			1,247

4.21.3 Related transactions between the Bank and subsidiaries, associates, and related companies, which were made on the same pricing policy as for regular customers.

Outstanding loans and deposits as at June 30, 2002, were as follows :

Baht : Million

	June 30, 2002 THE CONSOLIDATED FINANCIAL STATEMENTS Loans	Deposits	THE BANK'S FINANCIAL STATEMENTS Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	7
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	14
SCB Securities Co., Ltd.	-	-	-	163
The Book Club Finance PCL.	-	-	15	-
The Samaggi Insurance PCL.	-	-	-	45
Services				
SCB Business Services Co., Ltd.	-	-	-	14
SCB Training Centre Co., Ltd.	-	-	95	2
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam Pitiwat Co., Ltd.	-	-	1	5
SCB Research Institute Co., Ltd.	-	10	-	10
Sub Sri Thai Warehouse PCL.	-	-	-	5

Baht : Million

	June 30, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies (continued)				
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	23
Mahisorn Co., Ltd.	-	-	3,661	19
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	67
Techno Holding Co., Ltd.	-	-	-	50
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	166	-	166
Siam Commercial New York Life Insurance PCL.	-	91	-	91
The SCB Leasing Co., Ltd.	595	9	595	9
SCB Asset Management Co., Ltd.	-	6	-	6
The Vina Siam Bank (Vietnam)	-	1	-	1
Siam Panich Leasing PCL.	1	40	1	40
Service				
Siam Niti Law Office Co., Ltd.	-	17	-	17
Real Estate				
Christiani & Nielsen (Thai) PCL.	67	38	67	38
TSS Real Estate Co., Ltd.	375	-	375	-
Others				
The Siam Sanwa International Co., Ltd.	16	4	16	4
Nobleclear Holding (BVI) Ltd.	1,463	-	1,463	-
SCB Biotech Co., Ltd.	-	7	-	7
Related Companies (10% to 20% Ownership)				
Finance & Insurance	75	10	75	10
Service	243	35	243	35
Real Estate	-	2	-	2
Others	561	57	561	57
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	1,157	-	1,157
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	4	108	4	108
Associated Companies				
- Siam Sindhorn Co., Ltd.	6,651	9	6,651	9
- Others	2,682	103	2,682	103
Related Company (Shareholding through debt restructure process)				
ITV PCL.	819	50	819	50
Nawarat Pattanakarn PCL.	109	70	109	70
Puen Pob Paet Co., Ltd.	-	1	-	1
CBNP Co., Ltd.	309	-	309	-
Siam General Factoring PCL.	259	29	259	29
Bangkok Crystal Co., Ltd.	339	2	339	2
SG Land Co., Ltd.	1,268	25	1,268	25
Wongpaitoon PCL.	990	4	990	4

Baht : Million

	June 30, 2002			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Related Company (Shareholding through debt restructure process) (continued)				
Sri U Thong Co., Ltd.	82	27	82	27
Siam Media and Communication Co., Ltd.	1,319	5	1,319	5
Siam Sat Network Co., Ltd.	234	5	234	5
The Dheves Insurance PCL.	-	135	-	135
Fuel Pipeline Transportation Co., Ltd.	1,213	18	1,213	18
Sonoco Asia corporation (Thailand) Ltd.	-	5	-	5
Supapirom Co., Ltd.	-	1	-	1
Donmuang International Airport Hotel Co., Ltd.	-	17	-	17
Thai Baroda Industries Co., Ltd.	1,011	5	1,011	5
BNH Medical Co., Ltd.	417	75	417	75
Nava 84 Co., Ltd.	-	-	-	-
	21,102	2,352	24,913	2,766

Outstanding loans and deposits as at December 31, 2001, were as follows :

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Subsidiary Companies				
Finance & Insurance				
Chatuchak Asset Management Co., Ltd.	-	-	-	6
Cambodian Commercial Bank Ltd. (Cambodia)	-	-	-	14
SCB Securities Co., Ltd.	-	-	-	73
The Book Club Finance PCL.	-	-	55	-
The Samaggi Insurance PCL.	-	-	-	32
Services				
SCB Business Services Co., Ltd.	-	-	-	24
SCB Training Centre Co., Ltd.	-	-	99	1
SCB Advisory Services Co., Ltd.	-	8	-	8
Siam appraisal and Service Co., Ltd.	-	-	-	8
Siam Pitiwat Co., Ltd.	-	-	3	2
SCB Research Institute Co., Ltd.	-	-	-	8
Sub Sri Thai Warehouse PCL.	-	-	-	6
Real Estate				
SCB Resolution Corporation Co., Ltd.	-	-	39	25
Mahisorn Co., Ltd.	-	-	3,765	28
Others				
Astrakhan Investment Ltd. (Hong Kong)	-	-	-	17

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Associated Companies				
Finance & Insurance				
The Siam Industrial Credit PCL.	-	54	-	54
Siam Commercial New York Life Insurance PCL.	-	69	-	69
The SCB Leasing Co., Ltd.	460	6	460	6
SCB Asset Management Co., Ltd.	-	1	-	1
The Vina Siam Bank (Vietnam)	-	2	-	2
Siam Panich Leasing PCL.	391	60	391	60
Service				
Siam Niti Law Office Co., Ltd.	-	13	-	13
Real Estate				
Christiani & Nielsen (Thai) PCL.	99	51	99	51
TSS Real Estate Co., Ltd.	300	-	300	-
Associated Companies				
Others				
The Siam Sanwa International Co., Ltd.	17	4	17	4
Thai Hoya Lens Co., Ltd.	-	39	-	39
SCB Biotech Co., Ltd.	-	17	-	17
Related Companies (10% to 20% Ownership)				
Finance & Insurance	211	14	211	14
Service	956	67	956	67
Real Estate	-	3	-	3
Others	2,133	48	2,133	48
Major-shareholder (10% - 20% Ownership)				
The Crown Property Bureau	-	2,063	-	2,063
Subsidiaries and associated companies of major-shareholder which were not included in the above lists				
Subsidiary Companies	988	157	988	157
Associated Companies				
- Siam Sindhorn Co., Ltd.	6,780	4	6,780	4
- Other	2,268	84	2,268	84
Related Company (Shareholding through debt restructure process)				
ITV PCL.	877	28	877	28
Nawarat Pattanakarn PCL.	190	106	190	106
CBNP Co., Ltd.	309	-	309	-
Siam General Factoring PCL.	187	12	187	12
Bangkok Crystal Co., Ltd.	342	-	342	-
SG Land Co., Ltd.	771	24	771	24
Wongpaitoon PCL.	1,032	11	1,032	11
Sri U Thong Co., Ltd.	65	23	65	23
Siam Media and Communication Co., Ltd.	85	4	85	4
Siam Sat Network Co., Ltd.	234	8	234	8
The Dheves Insurance PCL.	-	84	-	84
Fuel Pipeline Transportation Co., Ltd.	1,392	2	1,392	2

Baht : Million

	December 31, 2001			
	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Loans	Deposits	Loans	Deposits
Related Company (Shareholding through debt restructure process) (continued)				
Sonoco Asia corporation (Thailand) Ltd.	2	-	2	-
Supapirom Co., Ltd.	-	1	-	1
Donmuang International Airport Hotel Co., Ltd.	-	96	-	96
Thai Baroda Industries Co., Ltd.	943	4	943	4
	21,032	3,167	24,993	3,411

Income and expenses between the Bank and subsidiaries, associated companies and related companies for the period ended June 30, 2002 and 2001, were as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2002		June 30, 2001	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Associated Companies	53	73	114	73
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Associated Companies	2	36	4	42
Major-shareholder	1	4	1	4

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2002		June 30, 2001	
	Interest Income	Other Income	Interest Income	Other Income
Income				
Subsidiary Companies	119	17	127	18
Associated Companies	50	58	109	66
	Interest Expenses	Other Expenses	Interest Expenses	Other Expenses
Expenses				
Subsidiary Companies	2	88	2	216
Associated Companies	2	31	4	36
Major-shareholder	1	4	1	4

Outstanding of contingencies as at June 30, 2002 and December 31, 2001, were as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	Contingencies		Contingencies	
	June 30, 2002	December 31, 2001	June 30, 2002	December 31, 2001
Subsidiary Companies	23	24	23	24
Associated Companies	1,281	2,492	1,281	2,492
Major-shareholder	1	1	1	1

Since May 10, 1999, the Ministry of Finance has become the major shareholder of the Bank holding 38.8% of paid-up capital according to the August 14, 1999 - financial institution's capital support program. Other shareholders have right to purchase the shares from the Ministry of Finance as described in Note 4.16. The Bank spent Baht 32,500 million that were received from the Ministry of Finance following the capital increment to invest in government bonds and recorded as held-to-maturity investments. Other transactions, if any, between the Bank and the Ministry of Finance and any other government agencies arose from normal banking activities which did not relate to the shareholding.

4.22 Directors and executive's benefit

The Bank has not paid others benefits to directors and executives except for the benefits that were normally paid such as directors fee, executive salary, special monthly allowance and cost of living allowance for executives.

4.23 Income tax

For the quarter and half years ended June 30, 2002 and 2001 the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.24 Long-term leases as at June 30 :

Baht : Million

Type of Lease	**Period**	**THE CONSOLIDATED FINANCIAL STATEMENTS 2002**	**2001**	**THE BANK'S FINANCIAL STATEMENTS 2002**	**2001**
Land and/or Premises	1 July 02 - 31 June 03	135	113	116	108
	1 July 03 - 31 June 08	315	245	271	221
	1 July 08 - 31 June 28	363	415	283	327
Equipment	1 July 02 - 31 June 03	83	118	83	117

4.25 Restriction on dividend payment

According to the Public Company Act, the Bank is not allowed to pay any dividends in case the Bank has deficit.

4.26 Events occurring after the balance sheet date

4.26.1 The preferred shares of 24,171,558 shares have been converted into 24,171,558 ordinary shares. The Bank registered the increase in share capital with the Ministry of Commerce on July 10, 2002.

4.26.2 The Bank's subordinated convertible bonds, which were issued on October 16, 1998, amounting to Baht 21.2 million have been converted into 706,666 common shares at Baht 30.00 each. The Bank registered the change in paid-up capital to Baht 31,318.6 million with the Ministry of Commerce on July 29, 2002.

4.27 The significant financial position and the results from operations by domestic and foreign operations

4.27.1 The financial position classified by business type as at June 30, 2002 and December 31, 2001 :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2002			December 31, 2001		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	706,881	22,012	728,893	693,425	29,656	723,081
Interbank and money market items (Assets)	84,203	3,877	88,080	73,294	4,174	77,468
Investment-net	113,397	12,551	125,948	107,342	13,150	120,492
Loans	484,485	2,921	487,406	456,172	3,773	459,945
Deposits	601,608	4,594	606,202	596,624	9,356	605,980
Interbank and money market items (Liabilities)	10,038	3,919	13,957	8,091	3,325	11,416
Borrowings	13,784	11,776	25,560	13,792	12,124	25,916
Contingencies	331,109	85,652	416,761	275,975	62,179	338,154

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2002			December 31, 2001		
	Domestic operations	Foreign operations	Total	Domestic operations	Foreign operations	Total
Total assets	702,424	18,248	720,672	689,208	26,182	715,390
Interbank and money market items (Assets)	83,488	1,009	84,497	72,225	1,785	74,010
Investment-net	117,312	12,395	129,707	111,900	12,907	124,807
Loans	481,272	2,323	483,595	453,179	3,088	456,267
Deposits	599,405	1,638	601,043	594,243	6,747	600,990
Interbank and money market items (Liabilities)	10,052	3,874	13,926	8,118	3,277	11,395
Borrowings	13,390	11,776	25,166	13,398	12,124	25,522
Contingencies	331,088	85,431	416,519	275,954	61,920	337,874

4.27.2 The results of operations classified by business type for the quarter ended June 30, 2002 and 2001 which have not been audited are as follows :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

"Unaudited"

	June 30, 2002				June 30, 2001			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	7,583	380	(243)	7,720	8,012	887	(581)	8,318
Interest expenses	3,136	355	(243)	3,248	4,052	757	(581)	4,228
Net interest income	4,447	25	-	4,472	3,960	130	-	4,090
Non-interest income	2,523	107	-	2,630	1,755	130	-	1,885
Non-interest expenses	6,429	266	-	6,695	5,238	140	-	5,378
Income (loss) before income tax	541	(134)	-	407	477	120	-	597

Baht : Million

THE BANK'S FINANCIAL STATEMENTS
"Unaudited"

	June 30, 2002				June 30, 2001			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	7,447	363	(245)	7,565	7,901	851	(581)	8,171
Interest expenses	3,112	354	(245)	3,221	4,027	751	(581)	4,197
Net interest income	4,335	9	-	4,344	3,874	100	-	3,974
Non-interest income	2,056	108	-	2,164	1,450	108	-	1,558
Non-interest expenses	5,898	247	-	6,145	4,869	118	-	4,987
Income (loss) before income tax	493	(130)	-	363	455	90	-	545

4.27.3 The results of operations classified by business type for the half year ended June 30, 2002 and 2001 :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2002				June 30, 2001			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	15,108	809	(526)	15,391	16,519	1,939	(1,283)	17,175
Interest expenses	6,502	762	(526)	6,738	8,602	1,656	(1,283)	8,975
Net interest income	8,606	47	-	8,653	7,917	283	-	8,200
Non-interest income	5,252	248	-	5,500	3,425	315	-	3,740
Non-interest expenses	13,016	355	-	13,371	10,389	330	-	10,719
Income (loss) before income tax	842	(60)	-	782	953	268	-	1,221

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2002				June 30, 2001			
	Domestic operations	Foreign operations	Elimination	Total	Domestic operations	Foreign operations	Elimination	Total
Interest and dividend income	14,919	770	(525)	15,164	16,340	1,877	(1,283)	16,934
Interest expenses	6,453	753	(525)	6,681	8,534	1,645	(1,283)	8,896
Net interest income	8,466	17	-	8,483	7,806	232	-	8,038
Non-interest income	4,401	227	-	4,628	2,804	273	-	3,077
Non-interest expenses	12,104	316	-	12,420	9,722	289	-	10,011
Income (loss) before income tax	763	(72)	-	691	888	216	-	1,104

4.28 Disclosure of financial instruments

4.28.1 Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Bank and subsidiaries. The Bank and subsidiaries have adopted the policy of only dealing with creditworthy counterparty and obtaining sufficient collateral or other security where appropriate, as a mean to mitigating the risk of financial losses from defaults.

In case of recognized financial assets, the carrying amount of the assets recorded in the consolidated balance sheet, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

The Bank has credit risk in case counterparties do not adhere to the terms of the financial contract. Such exposure represents the contract value.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due.

Concentrations of credit risk are limited due to the large number and diversifications of domestic customers.

4.28.2 Interest Rate Risk

Interest rate risk arises from the change in interest rates which will effect the net interest earnings in the current reporting period, and in future. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity.

The Bank uses various derivative transactions to manage its own asset and liability positions in order to manage interest rate exposure. The use of derivative transactions is in accordance with the policies and guidelines from the Board of Directors and is under the control of the committee of assets and liabilities management.

Significant financial assets and liabilities can be repriced as follows :

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002

	Reprice on demand	Reprice within 1-3 month	Reprice within 3-12 month	Reprice within 1-5 month	Reprice over 5 year	Non interest bearing	Total
Securities purchased under resale agreements	30,047	500	-	-	-	-	30,547
Investments in securities	-	6,626	9,719	37,455	56,271	15,877	125,948
Loans (included interbank and money market item)	400,941	46,151	43,439	33,040	45,803	6,113	575,487
Deposits (included interbank and money market item)	205,708	293,721	69,543	29,880	-	21,307	620,159
Securities sold under repurchase agreements	20	-	-	-	-	-	20
Borrowings	-	4,730	-	114	20,694	22	25,560

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001

	Reprice on demand	Reprice within 1-3 month	Reprice within 3-12 month	Reprice within 1-5 month	Reprice over 5 year	Non interest bearing	Total
Securities purchased under resale agreements	25,780	2,700	-	-	-	-	28,480
Investments in securities	2,412	8,148	11,134	31,759	52,516	14,523	120,492
Loans (included interbank and money market item)	302,847	132,600	37,593	32,274	26,429	5,670	537,413
Deposits (included interbank and money market item)	184,309	317,725	65,014	31,449	-	18,899	617,396
Securities sold under repurchase agreements	10	-	-	-	-	-	10
Borrowings	-	4,730	-	114	21,042	30	25,916

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

	Reprice on demand	Reprice within 1-3 month	Reprice within 3-12 month	Reprice within 1-5 month	Reprice over 5 year	Non interest bearing	Total
Securities purchased under resale agreements	30,047	500	-	-	-	-	30,547
Investments in securities	-	3,442	9,650	35,930	56,187	24,498	129,707
Loans (included interbank and money market item)	399,869	43,582	42,668	33,162	44,489	4,323	568,093
Deposits (included interbank and money market item)	202,877	291,762	69,125	29,899	-	21,307	614,970
Securities sold under repurchase agreements	10	-	-	-	-	-	10
Borrowings	-	4,730	-	-	20,414	22	25,166

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

December 31, 2001

	Reprice on demand	Reprice within 1-3 month	Reprice within 3-12 month	Reprice within 1-5 month	Reprice over 5 year	Non interest bearing	Total
Securities purchased under resale agreements	25,780	2,700	-	-	-	-	28,480
Investments in securities	1,960	7,946	10,902	30,541	52,618	20,840	124,807
Loans (included interbank and money market item)	300,867	131,910	35,940	32,151	25,158	4,251	530,277
Deposits (included interbank and money market item)	181,954	315,446	64,714	31,470	-	18,801	612,385
Securities sold under repurchase agreements	-	-	-	-	-	-	-
Borrowings	-	4,730	-	-	20,762	30	25,522

Effective interest rate of financial instruments which are repriced within 1 year is not significantly differed from market rate. Effective interest rate of financial instruments which are repriced over 1 year is not significantly differed from the average interest rate of this financial year.

4.28.3 Interest earning and interest bearing financial instruments

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

Financial instruments	Average	Interest	Average Rate %
Interbank and money market item (Assets)	96,888	807	1.7
Securities purchased under resale agreements	25,801	280	2.1
Investment in securities	123,597	2,523	4.1
Loans	430,634	11,781	5.5
Deposits and interbank and money market item (Liabilities)	622,102	6,060	1.9
Securities sold under repurchase agreements	13	-	-
Borrowings	25,656	678	5.3

Baht : Million

THE CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2001

Financial instruments	Average	Interest	Average Rate %
Interbank and money market item (Assets)	73,473	1,478	4.0
Securities purchased under resale agreements	19,862	231	2.3
Investment in securities	119,746	2,833	4.7
Loans	458,722	12,643	5.5
Deposits and interbank and money market item (Liabilities)	623,970	8,252	2.6
Securities sold under repurchase agreements	47	-	1.5
Borrowings	26,117	723	5.5

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2002

Financial instruments	Average	Interest	Average Rate %
Interbank and money market item (Assets)	90,309	799	1.8
Securities purchased under resale agreements	26,926	280	2.1
Investment in securities	130,108	2,427	3.7
Loans	423,911	11,658	5.5
Deposits and interbank and money market item (Liabilities)	620,379	6,021	1.9
Securities sold under repurchase agreements	2	-	-
Borrowings	25,331	660	5.2

Baht : Million

THE BANK'S FINANCIAL STATEMENTS

June 30, 2001

Financial instruments	Average	Interest	Average Rate %
Interbank and money market item (Assets)	77,430	1,480	3.8
Securities purchased under resale agreements	22,124	231	2.1
Investment in securities	126,405	2,720	4.3
Loans	454,655	12,504	5.5
Deposits and interbank and money market item (Liabilities)	626,302	8,191	2.6
Borrowings	25,713	704	5.5

4.28.4 Fair value of financial instruments

Normally, fair value of financial instruments is their quoted market price. However, for many financial instruments, quoted market prices are not available. Fair values are based on estimate using present value or other valuation techniques. These techniques are significantly affected by the assumptions including discount rate and estimated cash flow. Hence, estimated fair value from different techniques may significantly differ from each other.

A summary of book value and fair value of financial instruments is as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2002		December 31, 2001	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market item	97,198.7	97,198.7	88,794.3	88,792.9
Securities purchased under resale agreements	30,547.0	30,547.0	28,480.0	28,480.0
Investment in securities	125,948.2	127,087.9	120,492.0	122,105.7
Loans and accrued interest receivables	424,420.9	427,585.5	436,411.2	445,044.7
Financial Liabilities				
Deposits and interbank and money market item	620,159.4	620,444.0	617,395.9	617,794.5
Liabilities payable on demand	2,305.6	2,305.6	3,585.6	3,585.6
Securities sold under repurchase agreements	20.0	20.0	10.0	10.0
Borrowings	25,559.8	25,513.7	25,915.9	25,816.4
Interest payable on deposits	3,167.9	3,167.9	3,738.6	3,738.6

Baht : Million

	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2002		December 31, 2001	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets				
Cash and interbank and money market item	93,530.8	93,530.8	85,255.7	85,255.7
Securities purchased under resale agreements	30,547.0	30,547.0	28,480.0	28,480.0
Investment in securities	129,707.1	130,832.8	124,807.0	126,417.0
Loans and accrued interest receivables	423,377.7	426,536.0	434,981.7	443,223.0
Financial Liabilities				
Deposits and interbank and money market item	614,969.6	615,252.6	612,384.9	612,782.0
Liabilities payable on demand	2,294.9	2,294.9	3,584.0	3,584.0
ecurities sold under repurchase agreements	10.0	10.0	-	-
Borrowings	25,165.8	25,026.3	25,521.9	25,317.0
Interest payable on deposits	3,158.4	3,158.4	3,729.0	3,729.0

Off-Balance sheet items are as follows :

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS AND THE BANK'S FINANCIAL STATEMENTS June 30, 2002			
	Notional amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	153,910.1	4,326.1	158,236.2	2,349.0
Currency swap contracts	9,315.0	34,387.8	43,702.8	757.3
Interest swap contracts	4,155.9	87,538.0	91,693.9	(14.0)

Baht : Million

	THE CONSOLIDATED FINANCIAL STATEMENTS December 31, 2001			
	Notional amount			Fair Value
	Less than 1 year	More than 1 year	Total	Asset (Liabilities)
Forward contracts	138,256.1	3,178.7	141,434.8	948.2
Currency swap contracts	10,543.5	30,505.0	41,048.5	50.7
Interest swap contracts	3,108.4	29,397.2	32,505.6	4.0

The following methods and assumptions were used by the Bank in estimating market values of financial instruments as disclosed herein :

Cash : The carrying amounts approximate fair value.

Interbank and money market items : Fair value calculates based on present value of estimated cash flows, using interest rate currently being in money market.

Securities purchased under resale agreements : The carrying values of securities purchased under resale agreements represent fair value estimates.

Investment in securities : Fair values for securities are based on estimated market prices as described in Note 3.2

Loans receivable and accrued interest receivable : For variable-rate loans that are repriced frequently and have no significant change in credit risk, market values are based on carrying values. Other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality or underlying collateral values, where applicable.

The carrying amount of accrued interest receivable approximates fair value.

Liabilities deposit and interbank and money market items : The fair values disclosed for deposits which are payable on demand by the depositor, are equal to the carrying values of such deposits. Market values for fixed-deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits.

The carrying amount of interbank and money market items approximates their fair value at the reporting date.

Liabilities payable on demand : The carrying amount of liabilities payable on demand approximates fair value.

Securities sold under repurchase agreements :	The carrying value of securities sold under repurchase agreements approximates fair value.
Borrowings :	The carrying amounts of short-term borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.
Interest payable :	The carrying amounts of interest payable approximate their fair values.
Off-balance-sheet instruments :	Fair values for off-balance-sheet instruments are based on the difference between contract rate and spot rate at period end as adjusted with risk premium of the remaining terms of the agreements.

[illegible] ERCIAL BANK PUBLIC COMPANY LIMITED

[illegible] Bangkok 10100 Tel. (662) 544-1111, 937-7777

http://www.[illegible]

3. Summaries of all press releases and materials published or distributed to shareholders translated into English.

- List of Information furnished to shareholders distributed since July 6, 2002.

Document No.	Date Published, or distributed	Document
1	July 10, 2002	Notification of change in Paid-up Capital
2.	July 22, 2002	Notification as to the result of Conversion of Subordinated Convertible Debenture
3	July 29, 2002	Notification of change in Paid-up Capital
4	September 26, 2002	Result of warrant exercise for preferred shares
5	October 3, 2002	Conversion of preferred shares of Siam Commercial Bank into ordinary shares.

- Translation -

02 OCT 21 ... 9:...

Garuda Emblem

Department of Commercial Registration
Ministry of Commerce

Certificate

...to certify that The Siam Commercial Bank Public Company Limited ...tered as a juristic person under Public Limited Companies Act, ... Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The ...ulars are as follows:

...ors consist of 14 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Viroj Phutrakul
3) Mr. Chirayu Isarangkun Na Ayuthaya
4) M.L. Usni Pramoj
5) Khunying Jada Wattanasiritham
6) Mr.Aswin Kongsiri
7) M.R. Disnadda Diskul
8) Mr. Peter Seah Lim Huat
9) Mr. John William Hancock
10) Mr. Vichit Suraphongchai
11) Mr. Verachai Tantikul
12) Mr. Bodin Asavanich
13) Mrs. Kannikar Chalitaporn
14) Mr. Mahito Kageyama

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Aswin Kongsiri and Mr. Bodin Asavanich may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 31,311,547,150 (Thirty One Billion Three Hundred Eleven Million Five Hundred Forty Seven Thousand One Hundred and Fifty Baht).

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaen Ladyao, Khet Jatujak, Bangkok Metropolis.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

- Translation -

02 OCT 21

No. Gor 9679 | Garuda Emblem | Department of Commercial Registration
Ministry of Commerce

Certificate

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 14 persons namely:

1) Mr. Anand Panyarachun
2) Mr. Viroj Phutrakul
3) Mr. Chirayu Isarangkun Na Ayuthaya
4) M.L. Usni Pramoj
5) Khunying Jada Wattanasiritham
6) Mr.Aswin Kongsiri
7) M.R. Disnadda Diskul
8) Mr. Peter Seah Lim Huat
9) Mr. John William Hancock
10) Mr. Vichit Suraphongchai
11) Mr. Verachai Tantikul
12) Mr. Bodin Asavanich
13) Mrs. Kannikar Chalitaporn
14) Mr. Mahito Kageyama

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Aswin Kongsiri and Mr. Bodin Asavanich may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 31,311,547,150 (Thirty One Billion Three Hundred Eleven Million Five Hundred Forty Seven Thousand One Hundred and Fifty Baht).

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Ladyao, Khet Jatujak, Bangkok Metropolis.

E:\APISA\ACH45\TRANS\SCB-CER.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

A. Chainapun

(Miss Apisa Chainapun)

- Translation -

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Commercial Registration.

Issued on July 10, B.E. 2545 (A.D. 2002)

Signature
(Mr. Natthapas Sartsuntitham)
Registrar

Department of Commercial Registration Garuda Emblem Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

- 8 AUG 2002
No. 137279
Bangkok
Seen at the Ministry of Foreign Affairs
(MR. [illegible])
Legal Officer
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

E:\APISA\ACH45\TRANS\SCB-CER.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Miss Apisa Chainapun)

- Translation -

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the
application no. 08450710-22

Registered on July 10, B.E. 2545 (A.D. 2002)

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No. Gor 9680 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Commercial Registration on July 10, B.E. 2545 (A.D. 2002), issued on July 10, B.E. 2545 (A.D.2002)
(Signature)
Mr. Natthapas Sartsuntitham
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is — Baht 31,311,547,150 (Thirty One Billion Three Hundred Eleven Million Five Hundred Forty Seven Thousand One Hundred and Fifty Baht)

2. Total amount of shares distributed — 3,131,154,715 shares (Three Billion One Hundred Thirty One Million One Hundred Fifty Four Thousand Seven Hundred and Fifteen shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,000,277,032 shares (One Billion Two Hundred Seventy Seven Thousand and Thirty Two shares)

8 AUG 2002

preference share 2,130,877,683 shares (Two Billion One Hundred Thirty Million Eight Hundred Seventy Seven Thousand Six Hundred and Eighty Three shares)

No. 137283
Bangkok
Seen at the Ministry of Foreign Affairs

(b) Shares to be paid-up other than in money
ordinary share - share (___)
preference share - share (___)

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share - share (___)
preference share - share (___)

[Signature] ...ANT MUNGKANDI
...Consular Officer
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totalling - page

(Signed) Signature Applicant
(Khunying Jada Wattanasiritham)

E:\APISA\ACH45\TRANS\SCB-CER.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
A. Chainapun
(Miss Apisa Chainapun)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Ratchada Bhisek Road, Bangkok 10900.
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

Translation from Thai Text

No. Tor Thor. 14-450529 22 July, 2002

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The Director and Manager of
The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion of which exercise price is Baht 30 per share as follows: (as of July 16,2002)

	Description	Unit
1.	Sold subordinated convertible debentures in first placement	6,000,000
	Converted debentures	1,270,110
	Debentures requested conversion	21,200
	Outstanding unconverted debentures	4,708,690
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	42,336,975
	Requested - conversion - common - stocks	706,666
	Outstanding common stocks for conversion	156,956,359
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	706,666

Respectfully yours,
The Siam Commercial Bank Public Company Limited

Registrar 1 Team
Capital Market Department
Tel : 544 - 3943- 48

PL 5H-2

- Translation -

No. Gor 10728

Garuda Emblem

Department of Commercial Registration
Ministry of Commerce

Certificate

This is to certify that The Siam Commercial Bank Public Company Limited has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993). The registered particulars are as follows:

1. Directors consist of 14 persons namely:

1)	Mr. Anand Panyarachun	2)	Mr. Viroj Phutrakul
3)	Mr. Chirayu Isarangkun Na Ayuthaya	4)	M.L. Usni Pramoj
5)	Khunying Jada Wattanasiritham	6)	Mr.Aswin Kongsiri
7)	M.R. Disnadda Diskul	8)	Mr. Peter Seah Lim Huat
9)	Mr. John William Hancock	10)	Mr. Vichit Suraphongchai
11)	Mr. Verachai Tantikul	12)	Mr. Bodin Asavanich
13)	Mrs. Kannikar Chalitaporn	14)	Mr. Mahito Kageyama

2. Authorization and limitation of authorization of the directors

2.1 Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Aswin Kongsiri and Mr. Bodin Asavanich may jointly sign.

2.2 Limitation of authorization of the directors is-none-

3. Capital

3.1 Registered capital is Baht 70,000,000,000 (Seventy Billion Baht).

3.2 Paid up capital is Baht 31,318,613,810 (Thirty One Billion Three Hundred Eighteen Million Six Hundred Thirteen Thousand Eight Hundred and Ten Baht).

4. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Ladyao, Khet Jatujak, Bangkok Metropolis.

\\SNLO\DATA\USRS\APISA\ACH45\TRANS\SCB-CER2.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

A. Chainapun

(Miss Apisa Chainapun)

- Translation -

5. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Commercial Registration.

Issued on July 29, B.E. 2545 (A.D. 2002)

Signature
(Mr. Natthapas Sartsuntitham)
Registrar

Department of Commercial Registration Garuda Emblem Ministry of Commerce

Remarks : The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a Public Limited Company on February 19, B.E. 2536 (A.D. 1993).

8 AUG 2002

No. 137280

Bangkok

...of Foreign Affairs

...NT MUNGKANDI

...al Officer

...of Consular Affairs

...Ministry of Foreign Affairs of Thailand

\\SNLO\DATA\USRS\APISA\ACH45\TRANS\SCB-CER2.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

A. Chainapun

(Miss Apisa Chainapun)

- Translation -

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no. 08450729-59

Registered on July 29, B.E. 2545 (A.D. 2002)

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No. Gor 10729 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Commercial Registration on July 29, B.E. 2545 (A.D. 2002), issued on July 29, B.E. 2545 (A.D.2002)
(Signature)
Mr. Natthapas Sartsuntitham
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is — Baht 31,318,613,810 (Thirty One Billion Three Hundred Eighteen Million Six Hundred Thirteen Thousand Eight Hundred and Ten Baht)

2. Total amount of shares distributed — 3,131,861,381 shares (Three Billion One Hundred Thirty One Million Eight Hundred Sixty One Thousand Three Hundred and Eighty One shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,000,983,698 shares (One Billion Nine Hundred Eighty Three Thousand Six Hundred and Ninety Eight shares)

- 8 AUG 2002

preference share 2,130,877,683 shares (Two Billion One Hundred Thirty Million Eight Hundred Seventy Seven Thousand Six Hundred and Eighty Three shares)

137285

Bangkok
Seen at the Ministry of Foreign Affairs

(b) Shares to be paid-up other than in money
ordinary share - share (________)
preference share - share (________)

(c) Shares to be paid-up other than specified in (a) and (b)
ordinary share - share (________)
preference share - share (________)

(Signature)
...ANT MUNGKANDI
Legal Officer
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totalling - page

(Signed) Signature Applicant
(Khunying Jada Wattanasiritham)

E:\APISA\ACH45\TRANS\SCB-CER2.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

A. Chainapun

(Miss Apisa Chainapun)

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS. 450091 September 26, 2002

President,
The Stock Exchange of Thailand

Re: Result of warrant exercise for preferred shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL'S issuance of 115,000,883 5-year warrants (SCB-W) on June 22, 1999 to subscribers of the Bank's new common share issue during December 18-24, 1997, the warrants may be exercised every 3 months on March 22 (notification date March 8-21) June 22 (notification date June 8-21) September 22 (notification date September 8-21) and December 22 (notification date December 8-21) each year at a ratio of 1 warrant for 1 preferred share at an exercise price of Bt38.70 per share. Holders can contact any branch of the Bank for exercise of the warrants.

For September 23, 2002 there were no applications to exercise the warrants.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Division

THE SIAM COMMERCIAL BANK PUBLIC COMPANY LIMITED

HEAD OFFICE : 9 Rutchadapisek Road, Bangkok 10900
G.P.O. Box 15, TEL : 544-1111 CABLE : SIAMBANK
TELEX : 82876 SIAMCOM TH, 20492 SIAMBANK TH

- Translation from Thai Text -

BSS 450093 October 3, 2002

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the September 30, 2002 exercise date, applications for conversion were for 25,586,284 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB- W exercise	57,667	Shares
Number of preferred shares already converted	(369,179,984)	Shares
Conversion per this exercise date (September 30, 2002)	(25,586,284)	Shares
Convertible preferred shares outstanding	2,105,291,399	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	43,043,641	Shares
Previous conversion from preferred shares	369,179,984	Shares
Conversion per this exercise date (September 30, 2002)	25,586,284	Shares
Total ordinary shares outstanding	1,026,569,982	Shares
No. of new converted shares held by **foreign** shareholders	25,098,283	Shares
No. of new converted shares held by **local** shareholders	488,001	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Mr.Yokporn Tantisawetrat)
Executive Vice President,
Risk Management Division